UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at September 30, 2024 and December 31, 2023 and for the
three and nine months ended September 30, 2024 and 2023

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	September 30, 2024	December 31, 2023
Assets
Current Assets
Cash and cash equivalents	4	$3,003	$3,252
Financial assets	5	1,344	1,139
Accounts and other receivable, net	6	5,530	5,558
Inventory, net	7	2,730	3,665
Other assets	9	1,620	1,271
		14,227	14,885
Non-Current Assets
Financial assets	5	12,040	12,037
Accounts and other receivable, net	6	950	1,005
Other assets	9	365	385
Property, plant and equipment	10	15,527	15,724
Deferred income tax assets		1,909	1,220
Intangible assets	11	19,334	20,846
Equity accounted investments	13	2,364	2,154
Goodwill	12	13,540	14,129
		$80,256	$82,385
Liabilities and Equity
Current Liabilities
Accounts payable and other	14	$10,063	$11,598
Non-recourse borrowings in subsidiaries of the partnership	16	2,096	2,757
		12,159	14,355
Non-Current Liabilities
Accounts payable and other	14	6,397	6,780
Corporate borrowings	16	1,978	1,440
Non-recourse borrowings in subsidiaries of the partnership	16	37,475	38,052
Deferred income tax liabilities		2,886	3,226
		$60,895	$63,853
Equity
Limited partners	19	$1,980	$1,909
Non-controlling interests attributable to:
Redemption-exchange units	19	1,858	1,792
Special limited partner	19	—	—
BBUC exchangeable shares	19	1,945	1,875
Preferred securities	19	740	740
Interest of others in operating subsidiaries		12,838	12,216
		19,361	18,532
		$80,256	$82,385
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	Notes	2024	2023	2024	2023
Revenues	22	$9,232	$14,399	$33,193	$41,663
Direct operating costs	21	(7,069)	(13,016)	(28,875)	(37,812)
General and administrative expenses		(319)	(403)	(943)	(1,202)
Interest income (expense), net		(778)	(941)	(2,352)	(2,738)
Equity accounted income (loss)	13	1	31	55	84
Impairment reversal (expense), net	10, 12	—	(44)	10	(51)
Gain (loss) on acquisitions/dispositions, net	8	593	41	692	209
Other income (expense), net		(229)	(101)	(213)	166
Income (loss) before income tax		1,431	(34)	1,567	319
Income tax (expense) recovery
Current		(276)	(211)	(488)	(604)
Deferred		580	294	924	578
Net income (loss)		$1,735	$49	$2,003	$293
Attributable to:
Limited partners	19	$103	$(15)	$113	$(6)
Non-controlling interests attributable to:
Redemption-exchange units	19	97	(14)	106	(6)
Special limited partner	19	—	—	—	—
BBUC exchangeable shares	19	101	(15)	110	(6)
Preferred securities	19	13	22	39	66
Interest of others in operating subsidiaries		1,421	71	1,635	245
		$1,735	$49	$2,003	$293
Basic and diluted earnings (loss) per limited partner unit	19	$1.39	$(0.20)	$1.52	$(0.08)
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2024	2023	2024	2023
Net income (loss)		$1,735	$49	$2,003	$293
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Fair value through other comprehensive income		99	(44)	130	12
Insurance finance reserve		(28)	(3)	(33)	(3)
Foreign currency translation		295	(376)	(317)	(138)
Net investment and cash flow hedges	4	(236)	180	150	128
Equity accounted investments	13	6	(3)	(2)	(4)
Taxes on the above items		36	3	(8)	(9)
Reclassification to profit or loss		(87)	(86)	(226)	(112)
		85	(329)	(306)	(126)
Items that will not be reclassified subsequently to profit or loss:
Revaluation of pension obligations		—	(1)	(3)	(1)
Fair value through other comprehensive income		11	32	20	123
Taxes on the above items		(1)	3	(1)	2
		10	34	16	124
Total other comprehensive income (loss)		95	(295)	(290)	(2)
Comprehensive income (loss)		$1,830	$(246)	$1,713	$291
Attributable to:
Limited partners		$119	$(51)	$88	$(20)
Non-controlling interests attributable to:
Redemption-exchange units		112	(48)	82	(19)
Special limited partner		—	—	—	—
BBUC exchangeable shares		117	(50)	85	(20)
Preferred securities		13	22	39	66
Interest of others in operating subsidiaries		1,469	(119)	1,419	284
		$1,830	$(246)	$1,713	$291
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Limited partners					Non-controlling interests
(US$ MILLIONS)	Capital	Retained earnings	Ownership changes	Accumulated other comprehensive income (loss) (1)	Total limited partners	Redemption- exchange units	Special limited partner units	BBUC exchangeable shares	Preferred securities	Interest of others in operating subsidiaries	Total equity
Balance as at January 1, 2024	$2,109	$549	$(619)	$(130)	$1,909	$1,792	$—	$1,875	$740	$12,216	$18,532
Net income (loss)	—	113	—	—	113	106	—	110	39	1,635	2,003
Other comprehensive income (loss)	—	—	—	(25)	(25)	(24)	—	(25)	—	(216)	(290)
Total comprehensive income (loss)	—	113	—	(25)	88	82	—	85	39	1,419	1,713
Contributions	—	—	—	—	—	—	—	—	—	166	166
Distributions and capital paid (2)	—	(14)	—	—	(14)	(13)	—	(14)	(39)	(517)	(597)
Ownership changes and other	—	—	(3)	—	(3)	(3)	—	(1)	—	(446)	(453)
Balance as at September 30, 2024	$2,109	$648	$(622)	$(155)	$1,980	$1,858	$—	$1,945	$740	$12,838	$19,361
Balance as at January 1, 2023	2,114	97	(660)	(143)	1,408	1,318	—	1,378	1,490	12,835	18,429
Net income (loss)	—	(6)	—	—	(6)	(6)	—	(6)	66	245	293
Other comprehensive income (loss)	—	—	—	(14)	(14)	(13)	—	(14)	—	39	(2)
Total comprehensive income (loss)	—	(6)	—	(14)	(20)	(19)	—	(20)	66	284	291
Contributions	—	—	—	—	—	—	—	—	—	1,256	1,256
Distributions and capital paid (2)	—	(14)	—	—	(14)	(13)	—	(14)	(66)	(1,564)	(1,671)
Ownership changes (3)	—	(11)	37	(2)	24	20	—	23	—	84	151
Unit repurchases (2)	(1)	—	—	—	(1)	—	—	—	—	—	(1)
Balance as at September 30, 2023	$2,113	$66	$(623)	$(159)	$1,397	$1,306	$—	$1,367	$1,490	$12,895	$18,455
____________________________________
(1)See Note 20 for additional information.
(2)See Note 19 for additional information on distributions and Unit repurchases.
(3)Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Nine Months Ended September 30,
(US$ MILLIONS)	Notes	2024	2023
Operating Activities
Net income (loss)		$2,003	$293
Adjusted for the following items:
Equity accounted earnings, net of distributions	13	129	64
Impairment expense (reversal), net		(10)	51
Depreciation and amortization expense	21	2,425	2,701
Gain on acquisitions/dispositions, net	8	(692)	(209)
Provisions and other items		(46)	(741)
Deferred income tax expense (recovery)		(924)	(578)
Changes in non-cash working capital, net	24	(552)	123
Cash from (used in) operating activities		2,333	1,704
Financing Activities
Proceeds from non-recourse subsidiary borrowings of the partnership		8,486	10,983
Repayment of non-recourse subsidiary borrowings of the partnership		(8,597)	(11,251)
Proceeds from corporate borrowings		760	395
Repayment of corporate borrowings		(215)	(475)
Proceeds from other financing		175	76
Repayment of other financing		(107)	(125)
Proceeds from (repayment of) other credit facilities, net		(217)	74
Lease liability repayment		(236)	(295)
Capital provided by others who have interests in operating subsidiaries	19	136	1,813
Partnership units repurchased	19	—	(1)
Distributions to limited partners, Redemption-Exchange unitholders and BBUC exchangeable shareholders	19	(41)	(42)
Distributions to preferred securities holders	19	(39)	(70)
Distributions and capital paid to others who have interests in operating subsidiaries	19	(562)	(1,777)
Cash from (used in) financing activities		(457)	(695)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired		(84)	(709)
Property, plant and equipment and intangible assets		(1,924)	(1,671)
Equity accounted investments		(203)	(223)
Financial assets and other		(2,429)	(2,130)
Dispositions
Subsidiaries, net of cash disposed	8	300	771
Property, plant and equipment and intangible assets		19	70
Financial assets and other		2,459	3,000
Net settlement of derivative assets and liabilities		(47)	(29)
Restricted cash and deposits		(66)	38
Cash from (used in) investing activities		(1,975)	(883)
Cash and cash equivalents
Change during the period		(99)	126
Impact of foreign exchange		(100)	6
Net change in cash classified within assets held for sale		(50)	(39)
Balance, beginning of year		3,252	2,870
Balance, end of period		$3,003	$2,963
Supplemental cash flow information is presented in Note 24.
The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

NOTE 1. NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”) is an owner and operator of business services and industrials operations on a global basis. Brookfield Business Partners L.P. was established as a limited partnership under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as thereafter amended. Brookfield Corporation (together with its controlled subsidiaries, excluding the partnership, “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. Brookfield Business Partners L.P.’s limited partnership units are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the symbols “BBU” and “BBU.UN”, respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
Brookfield Business Partners L.P.’s sole direct investment is the managing general partnership units (“Managing General Partner Units”) of Brookfield Business L.P. (the “Holding LP”), which holds the partnership’s interests in its operating businesses. The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by public unitholders and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in the Holding LP held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by Brookfield Holders and the public. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units” unless the context indicates or requires otherwise.
The partnership’s principal operations include business services operations such as a residential mortgage insurer, a dealer software and technology services operation, healthcare services and a construction operation. The partnership’s industrials operations include an advanced energy storage operation and an engineered components manufacturing operation, among others. The partnership’s infrastructure services operations include offshore oil services, a lottery services operation, modular building leasing services and work access services. The partnership’s operations are primarily located in the United States, the United Kingdom, Europe, Australia, Canada and Brazil.
NOTE 2. MATERIAL ACCOUNTING POLICY INFORMATION
(a)Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”) and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023, except for the adoption of the new accounting policies and standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
These unaudited interim condensed consolidated financial statements were approved by the Board of Directors of the partnership’s general partner, Brookfield Business Partners Limited (the “General Partner”), on behalf of the partnership, and authorized for issue on November 12, 2024.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(b)     Critical accounting judgments and measurement uncertainty
The preparation of financial statements in accordance with IAS 34 requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period of the financial statements that are not readily apparent from other sources. The critical accounting estimates and judgments have been set out in Note 2 to the partnership’s annual consolidated financial statements as at and for the year ended December 31, 2023. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. There have been no significant changes to the method of determining critical accounting estimates and judgments relative to those described in the annual consolidated financial statements as at and for the year ended December 31, 2023.
(i)     Impact of tax legislation
(i)(a)    Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the nine months ended September 30, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
(i)(b)    Inflation Reduction Act of 2022
On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was enacted in the United States, providing multiple incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim Advanced Manufacturing Production Credits under the IRA (“IRA Credits”). The IRA Credits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
The partnership’s advanced energy storage operation is entitled to claim IRA Credits over the availability period as determined under the IRA. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the IRA Credit is a carryforward to offset future taxes and accounted for under IAS 12, Income Taxes. During the three and nine months ended September 30, 2024, the partnership recorded $433 million and $610 million, respectively, as deferred tax recovery in the unaudited interim condensed consolidated statements of operating results and related deferred tax assets in the unaudited interim condensed consolidated statements of financial position.
For qualified business activities in the partnership’s advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, IRA Credits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to record benefits of a similar nature as income or an offset to a related expense. The partnership has elected to record these benefits as a reduction to direct operating costs in its unaudited interim condensed consolidated statements of operating results, with a corresponding receivable in accounts and other receivable, net in its unaudited interim condensed consolidated statements of financial position. During the three and nine months ended September 30, 2024, the partnership recorded a cumulative benefit of $1,069 million.
(c)New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(d)Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the partnership.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees’ relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which identifiable tangible and intangible assets and liabilities are recognized and measured on the basis of their estimated fair values at the date of acquisition.
(a)Acquisitions completed in the nine months ended September 30, 2024
There were no significant acquisitions during the three and nine months ended September 30, 2024.
(b)Acquisitions completed in 2023
Infrastructure services
Mobile Mini Solutions (“Mobile Mini”)
On January 31, 2023, the partnership’s modular building leasing services acquired a 100% economic interest in Mobile Mini, a provider of portable storage solutions in the United Kingdom for total consideration of $419 million, funded with debt and equity. The partnership received 100% of the voting rights in Mobile Mini, which provided the partnership with control, and accordingly, the partnership has consolidated the business for financial reporting purposes.
Goodwill of $176 million was recognized and represents growth the partnership expects to experience from the operations. The goodwill recognized was not deductible for income tax purposes. Customer relationship intangible assets of $58 million, property, plant and equipment of $236 million and other net liabilities of $51 million were acquired as part of the transaction. Transaction costs of approximately $10 million were recorded as other expenses in the 2023 consolidated statements of operating results.
NOTE 4. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate, for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs when available.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates and price and rate volatility, as applicable.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
The following table provides the details of financial instruments and their associated financial instrument classifications as at September 30, 2024:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,003	$3,003
Accounts and other receivable, net (current and non-current)	—	—	6,480	6,480
Financial assets (current and non-current) (1)	885	4,893	7,606	13,384
Total	$885	$4,893	$17,089	$22,867
Financial liabilities
Accounts payable and other (current and non-current) (1) (2)	$138	$253	$9,391	$9,782
Borrowings (current and non-current)	—	—	41,549	41,549
Total	$138	$253	$50,940	$51,331
____________________________________
(1)FVOCI and FVTPL include derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4 (a) below.
(2)Includes derivative liabilities, and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenue, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,678 million.
Included in cash and cash equivalents as at September 30, 2024 was $1,941 million of cash (December 31, 2023: $2,062 million) and $1,062 million of cash equivalents (December 31, 2023: $1,190 million).
Included in financial assets (current and non-current) as at September 30, 2024 was $479 million (December 31, 2023: $527 million) of equity instruments and $4,219 million (December 31, 2023: $4,105 million) of debt instruments designated and measured at fair value through other comprehensive income.
The following table provides the details of financial instruments and their associated financial instrument classifications as at December 31, 2023:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,252	$3,252
Accounts and other receivable, net (current and non-current)	—	—	6,563	6,563
Financial assets (current and non-current) (1)	964	4,841	7,371	13,176
Total	$964	$4,841	$17,186	$22,991
Financial liabilities
Accounts payable and other (1)(2)	$460	$331	$11,054	$11,845
Borrowings (current and non-current)	—	—	42,249	42,249
Total	$460	$331	$53,303	$54,094
____________________________________
(1)FVOCI and FVTPL include of derivative assets and liabilities designated in hedge accounting relationships. Refer to Hedging Activities in Note 4(a) below.
(2)Includes derivative liabilities and excludes liabilities associated with assets held for sale, provisions, decommissioning liabilities, deferred revenues, insurance contract liabilities, work in progress, post-employment benefits and other liabilities of $6,533 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(a)Hedging activities
Derivative instruments not designated in a hedging relationship are classified as FVTPL, with changes in fair value recognized in the unaudited interim condensed consolidated statements of operating results.
Net investment hedges
The partnership uses foreign exchange derivative contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three and nine months ended September 30, 2024, a pre-tax net loss of $59 million and a pre-tax net gain $87 million, respectively (September 30, 2023: pre-tax net gain of $72 million and a pre-tax net loss of $82 million, respectively) was recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at September 30, 2024, there was a derivative asset balance of $61 million (December 31, 2023: $4 million) and a derivative liability balance of $162 million (December 31, 2023: $259 million) relating to derivative contracts designated as net investment hedges.
Cash flow hedges
The partnership uses commodity swap contracts to hedge the sale price of natural gas contracts, purchase price of oil, lead, polypropylene, and tin, foreign exchange contracts and option contracts to hedge highly probable future transactions, and interest rate contracts to hedge the cash flows on its floating rate borrowings. A number of these contracts are designated as cash flow hedges. For the three and nine months ended September 30, 2024, a pre-tax net loss of $177 million and a pre-tax gain of $63 million, respectively (September 30, 2023: pre-tax net gain of $108 million and $210 million, respectively) was recorded in other comprehensive income for the effective portion of cash flow hedges. As at September 30, 2024, there was a derivative asset balance of $134 million (December 31, 2023: $205 million) and derivative liability balance of $91 million (December 31, 2023: $72 million) relating to the derivative contracts designated as cash flow hedges.
Fair value hedges
The partnership uses cross currency interest rate swap contracts to hedge its fair value exposure on certain foreign currency borrowings resulting from changes in foreign currency. As at September 30, 2024, there was a derivative asset balance of $31 million (December 31, 2023: $10 million) and derivative liability balance of $24 million (December 31, 2023: $31 million) relating to derivative contracts designated as fair value hedges.
(b)Fair value hierarchical levels – financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $953 million (December 31, 2023: $828 million) of financial assets and $43 million (December 31, 2023: $284 million) of financial liabilities, which are measured at fair value using valuation inputs based on management’s best estimates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at September 30, 2024 and December 31, 2023:

	September 30, 2024			December 31, 2023
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$58	$—	$—	$117	$—	$—
Corporate and government bonds	47	3,289	220	25	3,307	85
Derivative assets	—	285	—	6	404	—
Other financial assets (1)	447	699	733	399	719	743
	$552	$4,273	$953	$547	$4,430	$828
Financial liabilities
Derivative liabilities	$—	$348	$—	$7	$500	$1
Other financial liabilities (2)	—	—	43	—	—	283
	$—	$348	$43	$7	$500	$284
____________________________________
(1)Other financial assets include secured debentures, asset-backed securities and preferred shares. Level 1 other financial assets are primarily publicly traded preferred shares and mutual funds. Level 2 other financial assets are primarily asset-backed securities and Level 3 financial assets are primarily convertible preferred securities in the partnership’s audience measurement operation and secured debentures.
(2)Includes $16 million (December 31, 2023: $258 million) of contingent consideration payable in relation to the acquisition of subsidiaries.
There were no transfers between levels during the nine months ended September 30, 2024.
The following table presents the change in the balance of financial assets classified as Level 3 for the nine-month period ended September 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Balance at beginning of period	$828	$692
Fair value change recorded in net income	4	57
Fair value change recorded in other comprehensive income	16	(6)
Additions	144	150
Dispositions	(45)	(70)
Foreign currency translation and other	6	5
Balance at end of period	$953	$828
The following table presents the change in the balance of financial liabilities classified as Level 3 for the nine-month period ended September 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Balance at beginning of period	$284	$589
Fair value change recorded in net income	(149)	(62)
Fair value change recorded in other comprehensive income	(1)	(21)
Additions	12	25
Dispositions/settlements	(101)	(262)
Foreign currency translation and other	(2)	15
Balance at end of period	$43	$284

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 5. FINANCIAL ASSETS

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Current
Marketable securities	$549	$498
Restricted cash	240	189
Derivative assets	162	120
Loans and notes receivable	235	243
Other financial assets (1)	158	89
Total current	$1,344	$1,139
Non-current
Marketable securities	$2,635	$2,748
Restricted cash	66	54
Derivative assets	123	290
Loans and notes receivable (2)	6,784	6,702
Other financial assets (1)	2,432	2,243
Total non-current	$12,040	$12,037
____________________________________
(1)Other financial assets primarily consist of asset-backed securities and high yield bonds at the partnership’s residential mortgage insurer and convertible preferred shares held in the partnership’s audience measurement operation.
(2)Loans and notes receivable includes $5,969 million (December 31, 2023: $5,844 million) of mortgage receivables related to the partnership’s Australian asset manager and lender.
NOTE 6. ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Current, net (1)	$5,530	$5,558
Non-current, net
Accounts receivable	198	202
Retainer on customer contract	61	70
Billing rights	691	733
Total non-current, net	$950	$1,005
Total	$6,480	$6,563
_________________________________
(1)Includes a receivable of $1,069 million related to the IRA Credits. Refer to Note 2(b)(i) for additional details.
Non-current billing rights represent unbilled rights from the partnership’s water and wastewater operation in Brazil from revenues earned from the construction of public concession contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.
The partnership’s construction operation has a retention balance, which comprises amounts that have been earned but held back until the satisfaction of certain conditions specified in the contract. The retention balance included in the current accounts and other receivable, net as at September 30, 2024 was $86 million (December 31, 2023: $120 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 7. INVENTORY, NET

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Raw materials and consumables	$885	$1,066
Fuel products (1)	—	596
Work in progress	599	564
RTFO certificates (1)	—	367
Finished goods and other (2)	1,246	1,072
Carrying amount of inventories	$2,730	$3,665
____________________________________
(1)The partnership completed the disposition of its road fuels operation during the third quarter of 2024 and accordingly deconsolidated inventory related to fuel products and RTFO certificates. See Note 8 for additional information.
(2)Finished goods and other primarily comprises finished goods inventory at the partnership’s advanced energy storage operation and engineered components manufacturing operation.
NOTE 8. DISPOSITIONS
(a)Dispositions completed in the nine months ended September 30, 2024
Business services
Road fuels operation
During the quarter, the partnership completed the sale of its road fuels operation for total consideration of $250 million resulting in a pre-tax net gain of $483 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Payments processing services operation
On September 17, 2024, the partnership, along with institutions investors, completed the acquisition of Network International Holdings Plc ("Network"), a digital payment processor in the Middle East and Africa. Following the acquisition, the partnership combined the business with its existing payment processing services operation. The partnership invested an incremental $156 million of equity for an 11% economic interest in the combined business. As a result of the combination, the partnership deconsolidated the net assets of its payment processing services operation and recorded a pre-tax net gain of $110 million in gain (loss) on acquisitions/dispositions, net in the unaudited interim condensed consolidated statements of operating results. The gain on deconsolidation was calculated based on the fair value of the retained interest in the business, extinguishment of a contingent consideration liability, net of the derecognition of net assets and non-controlling interests, and net of closing costs. The partnership accounts for its interest in the combined business as an equity accounted investment.
Real estate services operation
On March 31, 2024, the partnership completed the sale of its general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which the partnership has an equity accounted investment. As consideration, the partnership received limited partnership units in the Bridgemarq public entity, increasing the partnership’s ownership interest from 28% to approximately 42%. This resulted in a pre-tax gain of $15 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Industrials
Canadian aggregates production operation
On June 11, 2024, the partnership completed the sale of its Canadian aggregates production operation for total consideration of $140 million, resulting in a pre-tax net gain of $84 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
Infrastructure services
Offshore oil services
On February 29, 2024, the partnership’s offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
(b)Dispositions completed in the nine months ended September 30, 2023
Industrials
Automotive aftermarket parts remanufacturer
On July 3, 2023, the partnership completed the sale of a majority of its automotive aftermarket parts remanufacturing operation, resulting in a gain of $41 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Business services
Dealer software and technology services operation
On May 1, 2023, the partnership’s dealer software and technology services operation completed the sale of its non-core division servicing the heavy equipment sector for total consideration of approximately $490 million, resulting in a gain of $87 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Residential property management operation
On March 31, 2023, the partnership completed the sale of its residential property management operation, resulting in a gain of $67 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
Infrastructure services
Power delivery business
During February 2023, the nuclear technology services operation, which the partnership sold in November 2023, completed the sale of its power delivery business for gross proceeds of approximately $275 million, resulting in a net pre-tax gain of $14 million recorded in the unaudited interim condensed consolidated statements of operating results, included in gain (loss) on acquisitions/dispositions, net.
NOTE 9. OTHER ASSETS

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Current
Work in progress (1)	$206	$200
Prepayments and other assets	939	956
Assets held for sale (2)	475	115
Total current	$1,620	$1,271
Non-current
Prepayments and other assets	$365	$385
Total non-current	$365	$385
____________________________________
(1)See Note 15 for additional information.
(2)Assets held for sale as at September 30, 2024 includes the non-core home finance lending business of the partnership’s Indian non-bank financial services operation.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 10. PROPERTY, PLANT AND EQUIPMENT
The following table presents the change in the balance of property, plant and equipment for the nine-month period ended September 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$22,392	$21,980
Additions (cash and non-cash)	2,489	3,433
Dispositions (1)	(2,178)	(3,589)
Acquisitions through business combinations	7	236
Assets reclassified as held for sale	(212)	—
Foreign currency translation and other	(152)	332
Balance at end of period	$22,346	$22,392
Accumulated depreciation and impairment
Balance at beginning of period	$(6,668)	$(6,087)
Depreciation/depletion/impairment expense	(1,244)	(2,049)
Dispositions	951	1,568
Assets reclassified as held for sale	156	—
Foreign currency translation and other	(14)	(100)
Balance at end of period	$(6,819)	$(6,668)
Net book value (2)	$15,527	$15,724
____________________________________
(1)See Note 8 for additional information.
(2)Includes right-of-use assets of $906 million as at September 30, 2024 (December 31, 2023: $1,296 million).
NOTE 11. INTANGIBLE ASSETS
The following table presents the change in the balance of intangible assets for the nine-month period ended September 30, 2024 and twelve-month period ended December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Gross carrying amount
Balance at beginning of period	$25,242	$27,568
Additions	261	588
Acquisitions through business combinations	20	74
Dispositions (1)	(576)	(3,485)
Foreign currency translation	(352)	497
Balance at end of period	$24,595	$25,242
Accumulated amortization and impairment
Balance at beginning of period	$(4,396)	$(3,615)
Amortization and impairment expense	(1,184)	(1,730)
Dispositions	261	1,038
Foreign currency translation	58	(89)
Balance at end of period	$(5,261)	$(4,396)
Net book value	$19,334	$20,846
____________________________________
(1)See Note 8 for additional information.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 12. GOODWILL
The following table presents the change in the balance of goodwill for the nine-month period ended September 30, 2024 and the twelve-month period ended December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Balance at beginning of period	$14,129	$15,479
Acquisitions through business combinations (1)	36	189
Impairment	—	(605)
Dispositions (2)	(638)	(1,091)
Assets reclassified as held for sale	14	—
Foreign currency translation	(1)	157
Balance at end of period	$13,540	$14,129
____________________________________
(1)See Note 3 for additional information.
(2)See Note 8 for additional information.
NOTE 13. EQUITY ACCOUNTED INVESTMENTS
The following table presents the change in the balance of equity accounted investments for the nine-month period ended September 30, 2024 and twelve-month period ended December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Balance at beginning of period	$2,154	$2,065
Additions	363	464
Dispositions	(12)	(354)
Share of net income (loss)	55	132
Share of other comprehensive income (loss)	(2)	1
Distributions received	(184)	(172)
Foreign currency translation	(10)	18
Balance at end of period	$2,364	$2,154
On September 17, 2024, the partnership completed an investment of $156 million of equity into Network. Following this transaction, the partnership combined its existing payment processing services operation with its recently acquired investment in Network. As a result, the partnership deconsolidated its payment processing services operation to account for its 11% ownership interest in the combined business as an equity accounted investment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 14. ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Current
Accounts payable	$3,657	$4,234
Accrued and other liabilities (1) (2)	4,101	5,194
Lease liabilities	200	266
Financial liabilities (3)	370	278
Insurance liabilities	406	433
Work in progress (4)	479	481
Provisions and decommissioning liabilities	607	689
Liabilities associated with assets held for sale	243	23
Total current (5)	$10,063	$11,598
Non-current
Accounts payable	$89	$94
Accrued and other liabilities (2)	1,814	1,692
Lease liabilities	779	1,104
Financial liabilities (3)	1,675	1,894
Insurance liabilities	1,532	1,501
Work in progress (4)	59	20
Provisions and decommissioning liabilities	449	475
Total non-current (5)	$6,397	$6,780
____________________________________
(1)Includes bank overdrafts of $19 million as at September 30, 2024 (December 31, 2023: $558 million).
(2)Includes post-employment benefits of $247 million ($8 million current and $239 million non-current) as at September 30, 2024 and $250 million ($7 million current and $243 million non-current) as at December 31, 2023.
(3)Includes financial liabilities of $1,399 million ($79 million current and $1,320 million non-current) as at September 30, 2024 and $1,345 million ($64 million current and $1,281 million non-current) as at December 31, 2023 related to a failed sale and leaseback of hospitals.
(4)See Note 15 for additional information.
(5)The partnership completed the disposition of its road fuels operation during the third quarter of 2024 and accordingly deconsolidated $2,436 million of accounts payable and other liabilities. See Note 8 for additional information.
NOTE 15. CONTRACTS IN PROGRESS

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Contract costs incurred to date	$11,531	$13,519
Profit recognized to date (less recognized losses)	203	170
	$11,734	$13,689
Less: progress billings	(12,066)	(13,990)
Contract work in progress (liability)	$(332)	$(301)
Comprising:
Amounts due from customers – work in progress	$206	$200
Amounts due to customers – creditors	(538)	(501)
Net work in progress	$(332)	$(301)

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 16. BORROWINGS
(a)Corporate borrowings
The partnership has bilateral credit facilities backed by large global banks. The credit facilities are available in Euros, British pounds, Australian dollars, U.S. dollars and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA, BBSY or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require the partnership to maintain a minimum tangible net worth and deconsolidated debt to capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2,350 million with a maturity date of June 29, 2029. The balance drawn on the bilateral credit facility, net of deferred financing costs, was $1,978 million as at September 30, 2024 (December 31, 2023: $1,440 million).
The partnership had $1 billion available on its revolving credit facility with Brookfield (the “Brookfield Credit Agreement”) as at September 30, 2024. The credit facility is guaranteed by the partnership, the Holding LP and certain of the partnership’s subsidiaries. The credit facility is available in U.S. dollars or Canadian dollars and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires the partnership to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at September 30, 2024, the credit facility remained undrawn.
The partnership is currently in compliance with covenant requirements of its corporate borrowings and continues to monitor performance against such covenant requirements.
As at September 30, 2024, there were no funds on deposit from Brookfield (December 31, 2023: $nil). Refer to Note 17 for further details on the Deposit Agreements (defined herein) with Brookfield.
(b)Non-recourse subsidiary borrowings of the partnership
Current and non-current non-recourse subsidiary borrowings in subsidiaries of the partnership as at September 30, 2024, net of deferred financing costs, premiums and discounts, were $2,096 million and $37,475 million, respectively (December 31, 2023: $2,757 million and $38,052 million, respectively). Non-recourse borrowings in subsidiaries of the partnership include borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
Some of the partnership’s operations have credit facilities in which they borrow and repay on a short-term basis. This movement has been shown on a net basis in the partnership’s unaudited interim condensed consolidated statements of cash flow.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements are primarily composed of term loans, securitization programs, credit facilities and notes and debentures which are subject to fixed or floating interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants.
The partnership principally finances assets at the subsidiary level with debt that is non-recourse to both the partnership and to its other subsidiaries and is generally secured against assets within the respective subsidiaries. Moreover, debt instruments at the partnership’s subsidiaries do not cross-accelerate or cross-default to debt at other subsidiaries. The partnership’s subsidiaries are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 17. RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.
(a)Transactions with Brookfield
The partnership is a party to the Brookfield Credit Agreement, which permits borrowings of up to $1 billion. As at September 30, 2024, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2023: $nil). Refer to Note 16 for further details.
From time to time, each of Brookfield and the partnership may place funds on deposit with the other, on terms approved by the independent directors of the partnership’s General Partner, pursuant to deposit agreements entered into between Brookfield and the partnership (the “Deposit Agreements”). Interest earned or incurred on such deposits is at market terms. As at September 30, 2024, the net deposit from Brookfield was $nil (December 31, 2023: $nil) and the partnership incurred interest income (expense) of $nil for the three and nine months ended September 30, 2024 (September 30, 2023: $nil) on these deposits.
Pursuant to the Master Services Agreement (“Master Services Agreement”), Brookfield Business Partners L.P. and other service recipients (the “Service Recipients” as defined in the Master Services Agreement) pay a base management fee, referred to as the Base Management Fee, to certain service providers (the “Service Providers” as defined in the Master Services Agreement) equal to 0.3125% per quarter (1.25% annually) of the total capitalization of the partnership, which is reflected within general and administrative expenses. For purposes of calculating the base management fee, the total capitalization of the partnership is equal to the quarterly volume-weighted average trading price of an LP Unit on the principal stock exchange for the LP Units (based on trading volumes) multiplied by the number of LP Units outstanding at the end of the quarter (assuming full conversion of the Redemption-Exchange Units into LP Units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients (including the BBUC exchangeable shares) that are not held by the partnership, plus all outstanding debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three and nine months ended September 30, 2024 was $23 million and $67 million, respectively (September 30, 2023: $23 million and $69 million, respectively).
In its capacity as the holder of the Special LP Units, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three and nine months ended September 30, 2024 was $nil (September 30, 2023: $nil).
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership and institutional investors have made commitments to Brookfield-sponsored private equity funds, and in connection therewith, the partnership, together with institutional investors, has access to short-term financing using the private equity funds’ credit facilities to facilitate investments that Brookfield has determined to be in the partnership’s best interests.
In addition, at the time of spin-off of the partnership from Brookfield in 2016, the partnership entered into indemnity agreements with Brookfield that relate to certain contracts that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify the partnership for payments relating to such contracts.
(b)Other
Inclusive of those described above, the following table summarizes the transactions the partnership has entered into with related parties for the three and nine month periods ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Transactions during the period
Business services revenues (1)	$73	$42	$183	$115
____________________________________
(1) Within its business services segment, the partnership provides construction services to affiliates of Brookfield.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
Inclusive of those described above, the following table summarizes balances with related parties as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Balances at end of period
Accounts and other receivable, net	$443	$182
Accounts payable and other (1)	348	346
Non-recourse borrowings in subsidiaries of the partnership	151	146
Interest of others in operating subsidiaries	4	4
____________________________________
(1)Includes $270 million related to a tax receivable agreement payable to related parties by the partnership’s advanced energy storage operation (December 31, 2023: $245 million).
NOTE 18. DERIVATIVE FINANCIAL INSTRUMENTS
The partnership’s activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership selectively uses derivative financial instruments principally to manage these risks.
The aggregate fair values of the partnership’s derivative financial instrument positions as at September 30, 2024 and December 31, 2023 were as follows:

	September 30, 2024		December 31, 2023
(US$ MILLIONS)	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Foreign exchange contracts	$90	$(191)	$75	$(291)
Cross currency swaps	55	(50)	12	(58)
Interest rate derivatives	86	(94)	248	(123)
Commodities contracts	54	(13)	75	(36)
Total	$285	$(348)	$410	$(508)
Total current	$162	$(213)	$120	$(139)
Total non-current	$123	$(135)	$290	$(369)
NOTE 19. EQUITY
The partnership’s consolidated equity interests include LP Units held by the public and Brookfield, GP Units held by Brookfield, Redemption-Exchange Units held by Brookfield, Special LP Units held by Brookfield and BBUC exchangeable shares held by the public and Brookfield Holders, collectively, “Units” or “Unitholders” as described in Note 1, and $740 million of preferred securities held by Brookfield. As at September 30, 2024, Brookfield Holders owned approximately 66% of the partnership on a fully exchanged basis, assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares. The partnership’s sole direct investment consists of 74,281,770 Managing General Partner Units of Holding LP (December 31, 2023: 74,281,767), through which the partnership holds all of its interests in its operating businesses.
For the three and nine months ended September 30, 2024, the partnership made distributions on the LP Units, GP Units, Redemption-Exchange Units and BBUC exchangeable shares of $14 million and $41 million, respectively or $0.0625 per Unit (September 30, 2023: $14 million and $41 million, respectively or $0.0625 per Unit). For the three and nine months ended September 30, 2024, the partnership declared distributions on the perpetual preferred equity securities held by Brookfield of $13 million and $39 million, respectively (September 30, 2023: $22 million and $66 million, respectively). For the three and nine months ended September 30, 2024, the partnership made distributions to others who have interests in operating subsidiaries of $235 million and $517 million, respectively (September 30, 2023: $345 million and $1,564 million, respectively). Distributions to others who have interests in operating subsidiaries were primarily related to the distribution of proceeds from the sale of the partnership’s road fuels operation and distributions from the partnership’s residential mortgage insurer.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(a)GP Units and LP Units
LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern the financial and operating policies of Brookfield Business Partners L.P. The GP Units are not quantitatively material to the financial statements and therefore have not been separately presented on the unaudited interim condensed consolidated statements of financial position.
The following table provides a continuity of GP Units and LP Units outstanding for the nine-month period ended September 30, 2024:

UNITS	GP Units	LP Units	Total
Authorized and issued
Opening balance	4	74,281,763	74,281,767
Conversion from BBUC exchangeable shares	—	3	3
Issued as at September 30, 2024	4	74,281,766	74,281,770
The weighted average number of LP Units outstanding for the three and nine months ended September 30, 2024 was 74.3 million (September 30, 2023: 74.6 million).
During the nine months ended September 30, 2024, the partnership did not repurchase any of its LP Units (September 30, 2023: 54,264 LP Units).
During the nine months ended September 30, 2024, Brookfield purchased 443,722 LP Units under the partnership’s normal course issuer bid (“NCIB”) (September 30, 2023: 374,533 LP Units).
Managing General Partner Units of the Holding LP are repurchased and canceled in connection with the repurchase and cancellation of LP Units. During the nine months ended September 30, 2024, nil Managing General Partner Units (September 30, 2023: 54,264) were repurchased and canceled as no LP Units were repurchased by the partnership.
Net income (loss) attributable to limited partners for the three and nine months ended September 30, 2024 was $103 million and $113 million, respectively (September 30, 2023: net income (loss) of $(15) million and $(6) million, respectively).
(b)Redemption-Exchange Units held by Brookfield

UNITS	Redemption-Exchange Units
Authorized and issued
Opening balance	69,705,497
Issued as at September 30, 2024	69,705,497
The weighted average number of Redemption-Exchange Units outstanding for the three and nine months ended September 30, 2024 was 69.7 million (September 30, 2023: 69.7 million).
As at September 30, 2024, the Holding LP had issued 69.7 million Redemption-Exchange Units to Brookfield (September 30, 2023: 69.7 million). Both the LP Units and GP Units issued by Brookfield Business Partners L.P. and the Redemption-Exchange Units issued by the Holding LP have the same economic attributes in all respects, except as noted below.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
The Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part, for cash in an amount equal to the market value of one of the partnership’s LP Units multiplied by the number of units to be redeemed (subject to certain customary adjustments). This right is subject to the partnership’s right, at its sole discretion, to elect to acquire any unit presented for redemption in exchange for one of the partnership’s LP Units (subject to certain customary adjustments). If the partnership elects not to exchange the Redemption-Exchange Units for LP Units, the Redemption-Exchange Units are required to be redeemed for cash. The Redemption-Exchange Units are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Business Partners L.P. Since this redemption right is subject to the partnership’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Business Partners L.P. on a one-for-one basis, the Redemption-Exchange Units are classified as equity instruments in accordance with IAS 32, Financial Instruments: Presentation (“IAS 32”).
(c)BBUC exchangeable shares
The table below provides a continuity of BBUC exchangeable shares outstanding for the nine-month period ended September 30, 2024:

SHARES	BBUC exchangeable shares
Balance as at January 1, 2024	72,954,450
Converted to LP Units	(3)
Issued as at September 30, 2024	72,954,447
During the nine months ended September 30, 2024, 3 BBUC exchangeable shares were exchanged into LP Units (September 30, 2023: 673).
An additional Managing General Partner Unit is issued to the partnership each time an LP Unit is issued, including when a BBUC exchangeable share is exchanged by the holder thereof for an LP Unit. During the nine months ended September 30, 2024, 3 Managing General Partner Units (September 30, 2023: 673) were issued to the partnership in connection with the exchange of 3 BBUC exchangeable shares into LP Units (September 30, 2023: 673).
As at September 30, 2024, Brookfield Holders owned approximately 65% of the issued and outstanding BBUC exchangeable shares. The Brookfield Holders have agreed that all decisions to be made with respect to the BBUC exchangeable shares will be made jointly among the Brookfield Holders.
(d)Special limited partner units held by Brookfield

UNITS	Special limited partner units held by Brookfield
Authorized and issued
Opening balance	4
Issued as at September 30, 2024	4
The weighted average number of special limited partner units outstanding for the three and nine months ended September 30, 2024 was 4 (September 30, 2023: 4).
In its capacity as the holder of the Special LP Units, the special limited partner is entitled to incentive distributions which are calculated as 20% of the increase in the market value of the LP Units on a fully exchanged basis (assuming the exchange of all of the Redemption-Exchange Units and BBUC exchangeable shares) over an initial threshold based on the volume-weighted average price of the LP Units, subject to a high-water mark.
During the three months ended September 30, 2024, the volume-weighted average price was $20.22 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution declared during the period (September 30, 2023: $nil).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(e)Preferred securities held by Brookfield

($US MILLIONS)	Preferred securities held by Brookfield
Authorized and issued
Opening balance	$740
Balance as at September 30, 2024	$740
Brookfield has subscribed for an aggregate of $15 million of preferred shares of three subsidiaries of the partnership. The preferred shares are entitled to receive a cumulative preferential cash dividend equal to 5% of their redemption value per annum as and when declared by the board of directors of the applicable entity and are redeemable at the option of the applicable entity at any time after the twentieth anniversary of their issuance. The partnership is not obligated to redeem the preferred shares and accordingly, the preferred shares have been determined to be equity instruments of the applicable entities in accordance with IAS 32 and are reflected as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position.
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities of subsidiaries of the partnership. The preferred securities are redeemable at the option of Brookfield to the extent the partnership completes asset sales, financings or equity issuances. These perpetual preferred securities are presented as equity instruments in accordance with IAS 32, and accordingly the partnership has classified them as a component of non-controlling interests in the unaudited interim condensed consolidated statements of financial position and changes in equity. As of September 30, 2024, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7% (December 31, 2023: $725 million). The remaining capacity available on the commitment agreement with Brookfield is $25 million.
NOTE 20. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Attributable to Limited Partners
The following tables present the changes in accumulated other comprehensive income (loss) reserves attributable to limited partners for the nine months ended September 30, 2024 and 2023:

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2024	$(189)	$5	$54	$(130)
Other comprehensive income (loss)	(41)	16	—	(25)
Balance as at September 30, 2024	$(230)	$21	$54	$(155)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2023	$(247)	$(8)	$112	$(143)
Other comprehensive income (loss)	(17)	9	(6)	(14)
Ownership changes	—	—	(2)	(2)
Balance as at September 30, 2023	$(264)	$1	$104	$(159)
____________________________________
(1)Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 21. DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of Brookfield or its subsidiaries, which provide management services under the Master Services Agreement with Brookfield. Refer to Note 17.
Direct operating costs are costs incurred to earn revenues and include all attributable expenses. The following table presents direct operating costs by nature for the three and nine months ended September 30, 2024 and 2023.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Inventory costs	$3,421	$8,777	$18,190	$25,198
Subcontractor and consultant costs	1,060	826	2,593	2,291
Concession construction materials and labor costs	35	76	113	236
Depreciation and amortization expense	808	894	2,425	2,701
Compensation	978	1,487	2,939	4,596
Other direct costs	767	956	2,615	2,790
Total	$7,069	$13,016	$28,875	$37,812
Other direct costs include freight, cost of construction expensed and expected credit loss provisions on financial assets.
In the three and nine months ended September 30, 2024, the partnership recorded a reduction in inventory costs of $1,069 million related to the IRA Credits. Refer to Note 2(b)(i) for additional details.
The change in inventory costs for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 is primarily due to the disposition of the partnership's road fuels operation in the third quarter of 2024.
NOTE 22. REVENUES
(a)Revenues by type
The tables below summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$4,147	$566	$3,676	$8,389
Other revenues	479	360	4	843
Total revenues	$4,626	$926	$3,680	$9,232

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$18,311	$1,704	$10,756	$30,771
Other revenues	1,362	1,050	10	2,422
Total revenues	$19,673	$2,754	$10,766	$33,193
The change in revenues in the partnership’s Business services segment for the three and nine months ended September 30, 2024 compared to the three and nine months ended September 30, 2023 is primarily due to the disposition of the partnership's road fuels operation in the third quarter of 2024.
The tables below summarize the partnership’s segment revenues by type of revenue for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$8,095	$1,640	$3,893	$13,628
Other revenues	420	346	5	771
Total revenues	$8,515	$1,986	$3,898	$14,399

	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Revenues by type
Revenues from contracts with customers	$23,211	$4,942	$11,316	$39,469
Other revenues	1,116	1,061	17	2,194
Total revenues	$24,327	$6,003	$11,333	$41,663
(b)Timing of recognition of revenues from contracts with customers
The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$2,445	$198	$3,623	$6,266
Services transferred over a period of time	1,702	368	53	2,123
Total revenues from contracts with customers	$4,147	$566	$3,676	$8,389

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$13,835	$575	$10,592	$25,002
Services transferred over a period of time	4,476	1,129	164	5,769
Total revenues from contracts with customers	$18,311	$1,704	$10,756	$30,771

The tables below summarize the partnership’s segment revenues by timing of revenue recognition for the total revenues from contracts with customers for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$6,587	$645	$3,799	$11,031
Services transferred over a period of time	1,508	995	94	2,597
Total revenues from contracts with customers	$8,095	$1,640	$3,893	$13,628

	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
Timing of revenue recognition
Goods and services provided at a point in time	$18,938	$1,695	$11,027	$31,660
Services transferred over a period of time	4,273	3,247	289	7,809
Total revenues from contracts with customers	$23,211	$4,942	$11,316	$39,469
(c)Revenues by geography
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United States of America	$394	$185	$1,561	$2,140
United Kingdom	1,703	77	78	1,858
Australia	1,356	38	36	1,430
Europe	170	200	892	1,262
Brazil	254	21	303	578
Mexico	—	—	339	339
Canada	149	25	101	275
Other	121	20	366	507
Total revenues from contracts with customers	$4,147	$566	$3,676	$8,389
Other revenues	479	360	4	843
Total revenues	$4,626	$926	$3,680	$9,232

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$10,432	$222	$231	$10,885
United States of America	1,147	609	4,396	6,152
Europe	1,108	561	2,648	4,317
Australia	3,520	118	102	3,740
Brazil	736	60	978	1,774
Canada	731	68	345	1,144
Mexico	1	—	980	981
Other	636	66	1,076	1,778
Total revenues from contracts with customers	$18,311	$1,704	$10,756	$30,771
Other revenues	1,362	1,050	10	2,422
Total revenues	$19,673	$2,754	$10,766	$33,193
The tables below summarize the partnership’s segment revenues by geography for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$4,850	$155	$83	$5,088
United States of America	530	928	1,645	3,103
Europe	525	398	843	1,766
Australia	1,038	56	36	1,130
Canada	667	45	161	873
Brazil	248	27	389	664
Mexico	—	—	331	331
Other	237	31	405	673
Total revenues from contracts with customers	$8,095	$1,640	$3,893	$13,628
Other revenues	420	346	5	771
Total revenues	$8,515	$1,986	$3,898	$14,399

	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
United Kingdom	$13,678	$454	$253	$14,385
United States of America	1,606	2,659	4,766	9,031
Europe	1,623	1,255	2,558	5,436
Australia	3,034	156	102	3,292
Canada	1,921	123	465	2,509
Brazil	624	79	1,185	1,888
Mexico	—	—	875	875
Other	725	216	1,112	2,053
Total revenues from contracts with customers	$23,211	$4,942	$11,316	$39,469
Other revenues	1,116	1,061	17	2,194
Total revenues	$24,327	$6,003	$11,333	$41,663

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 23. SEGMENT INFORMATION
The partnership’s operations are organized into four operating segments which are regularly reviewed by the Chief Operating Decision Maker (“CODM”) for the purpose of allocating resources to the segment and to assess its performance. The CODM uses adjusted earnings from operations (“Adjusted EFO”) to assess performance and make resource allocation decisions. Adjusted EFO allows the CODM to evaluate the partnership’s segments on the basis of return on invested capital generated by its operations and to evaluate the performance of its segments on a levered basis. Adjusted EFO is calculated as net income and equity accounted income at the partnership’s economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment expenses or reversals and other income or expense items that are not directly related to revenue generating activities. The partnership’s economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how the partnership determines net income attributable to non-controlling interests in its unaudited interim condensed consolidated statements of operating results. In order to provide additional insight regarding the partnership’s operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Other income (expense), net in the partnership’s unaudited interim condensed consolidated statements of operating results includes amounts that are not related to revenue generating activities, and are not normal, recurring operating income and expenses necessary for business operations. These include revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or losses on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Other income (expense), net included within Adjusted EFO in the tables below corresponds to items of other income (expense), net at the partnership’s economic ownership interest that are considered by the partnership when evaluating operating performance and returns on invested capital generated by its businesses and may include realized revaluation gains and losses, realized gains or losses on the disposition of property, plant and equipment, and other items. Refer to the footnotes to the tables below for additional details on items included therein.
Gain (loss) on acquisitions/dispositions, net in Adjusted EFO reflects the partnership’s economic ownership interest in the gains or losses on acquisitions/dispositions recognized during the period in unaudited interim condensed consolidated statements of operating results that are considered by the partnership when evaluating the performance and returns on invested capital generated by its businesses.
Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO corresponds to the partnership’s economic ownership interest in gains and losses recorded in the unaudited interim condensed consolidated statements of changes in equity that have been realized through a completed disposition, including material realized disposition gains or losses that may be recorded in equity on the partial disposition of a subsidiary where the partnership retains control and through the sale of an investment in securities accounted for as financial assets measured at fair value with changes in fair value recorded in other comprehensive income.
The following tables provide each segment’s results at the partnership’s economic ownership interest, in the format that the CODM organizes reporting segments to make resource allocation decisions and assess performance. Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. The tables below reconcile the partnership’s economic ownership interest in its consolidated results to the partnership’s unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

	Three Months Ended September 30, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$1,969	$317	$1,022	$—	$3,308	$5,924	$9,232
Direct operating costs (2)	(1,727)	(192)	(500)	(2)	(2,421)	(3,840)	(6,261)
General and administrative expenses	(33)	(17)	(35)	(28)	(113)	(206)	(319)
Gain (loss) on acquisitions / dispositions, net (3)	127	—	—	—	127	466	593
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	—	—	4	—	4	1	5
Other income (expense), net (5)	1	1	—	—	2	4	6
Interest income (expense), net	(71)	(59)	(91)	(37)	(258)	(520)	(778)
Current income tax (expense) recovery	(29)	(5)	(52)	—	(86)	(190)	(276)
Preferred equity distributions	—	—	—	(13)	(13)	13	—
Equity accounted Adjusted EFO (6)	8	16	8	—	32	36	68
Adjusted EFO	245	61	356	(80)	582
Depreciation and amortization expense (2)(7)					(254)	(554)	(808)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(4)	(1)	(5)
Other income (expense), net (5)					(151)	(84)	(235)
Deferred income tax (expense) recovery					179	401	580
Non-cash items attributable to equity accounted investments(6)					(51)	(16)	(67)
Net income (loss)					$301	$1,434	$1,735
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $7,069 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $127 million represents the partnership’s economic ownership interest in gains of $87 million from the disposition of the partnership’s road fuels operation and $40 million from the deconsolidation of the partnership’s payment processing services operation.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $4 million represents the partnership's economic ownership interest in gains related to the disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(229) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(151) million includes $112 million related to provisions recorded at the partnership’s construction operation primarily related to a legacy receivable balance from wound up Middle East operations, $15 million of business separation expenses, stand-up costs and restructuring charges, $12 million of net revaluation losses, $3 million of transaction costs, and $9 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss) of $1 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the three months ended September 30, 2024, depreciation and amortization expense by segment is as follows: business services $236 million, infrastructure services $226 million, industrials $346 million, and corporate and other $nil.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

	Nine Months Ended September 30, 2024
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$6,505	$946	$3,020	$—	$10,471	$22,722	$33,193
Direct operating costs (2)	(5,838)	(565)	(2,032)	(9)	(8,444)	(18,006)	(26,450)
General and administrative expenses	(106)	(56)	(91)	(81)	(334)	(609)	(943)
Gain (loss) on acquisitions / dispositions, net (3)	142	—	81	—	223	469	692
Gain (loss) on acquisitions / dispositions, net in equity (4)	—	—	73	—	73	14	87
Other income (expense), net (5)	52	13	4	—	69	10	79
Interest income (expense), net	(214)	(182)	(267)	(112)	(775)	(1,577)	(2,352)
Current income tax (expense) recovery	(67)	(9)	(75)	(7)	(158)	(330)	(488)
Preferred equity distributions	—	—	—	(39)	(39)	39	—
Equity accounted Adjusted EFO (6)	25	62	29	—	116	107	223
Adjusted EFO	499	209	742	(248)	1,202
Depreciation and amortization expense (2)(7)					(758)	(1,667)	(2,425)
Impairment reversal (expense), net					5	5	10
Gain (loss) on acquisitions / dispositions, net in equity (4)					(73)	(14)	(87)
Other income (expense), net (5)					(235)	(57)	(292)
Deferred income tax (expense) recovery					310	614	924
Non-cash items attributable to equity accounted investments(6)					(122)	(46)	(168)
Net income (loss)					$329	$1,674	$2,003
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $28,875 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $223 million represents the partnership’s economic ownership interest in gains of $87 million from the disposition of the partnership’s road fuels operation, $81 million from the disposition of the partnership’s Canadian aggregates production operation, $40 million from the deconsolidation of the partnership’s payment processing services operation, and $15 million from the disposition of the partnership’s real estate services operation.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $73 million represents the partnership’s economic interest in gains related to the disposition of public securities.
(5)The sum of these amounts equates to other income (expense), net of $(213) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is included in Adjusted EFO of $69 million includes $50 million of other income related to a distribution at the partnership’s entertainment operation, $16 million of net revaluation gains, and $3 million of other income. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(235) million includes $194 million related to provisions recorded at the partnership’s construction operation, $34 million of net revaluation gains, $33 million of business separation expenses, stand-up costs and restructuring charges, $21 million of transaction costs, $8 million of net gains on debt modification and extinguishment, and $29 million of other expenses.
(6)The sum of these amounts equates to equity accounted income (loss), net of $55 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(7)For the nine months ended September 30, 2024, depreciation and amortization expense by segment is as follows: business services $738 million, infrastructure services $660 million, industrials $1,027 million, and corporate and other $nil.

	Three Months Ended September 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$2,435	$773	$1,128	$—	$4,336	$10,063	$14,399
Direct operating costs (2)	(2,169)	(545)	(892)	(2)	(3,608)	(8,514)	(12,122)
General and administrative expenses	(43)	(46)	(33)	(27)	(149)	(254)	(403)
Gain (loss) on acquisitions / dispositions, net (3)	—	—	41	—	41	—	41
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	7	—	22	—	29	88	117
Other income (expense), net (5)	—	10	—	—	10	17	27
Interest income (expense), net	(80)	(110)	(98)	(42)	(330)	(611)	(941)
Current income tax (expense) recovery	(37)	(3)	(25)	—	(65)	(146)	(211)
Preferred equity distributions	—	—	—	(22)	(22)	22	—
Equity accounted Adjusted EFO (6)	10	27	9	—	46	37	83
Adjusted EFO	123	106	152	(93)	288
Depreciation and amortization expense (2)(7)					(294)	(600)	(894)
Impairment expense, net					(26)	(18)	(44)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(29)	(88)	(117)
Other income (expense), net (5)					(38)	(90)	(128)
Deferred income tax (expense) recovery					93	201	294
Non-cash items attributable to equity accounted investments(6)					(38)	(14)	(52)
Net income (loss)					$(44)	$93	$49
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $13,016 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $41 million represents the partnership’s gain on disposition of a majority of its automotive aftermarket parts remanufacturing operation.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $29 million represents the partnership’s economic ownership interest in gains of $7 million related to the sale of secured debentures, $33 million related to realized gains on the disposition of public securities, and $11 million of realized losses related to the disposition of a financial asset at the partnership’s advanced energy storage operation.
(5)The sum of these amounts equates to other income (expense), net of $(101) million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $(38) million includes, $12 million of net losses on debt modification and extinguishment, $19 million of business separation expenses, stand-up costs and restructuring charges, $12 million of transaction costs, and $5 million of other expense.
(6)The sum of these amounts equates to equity accounted income (loss) of $31 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(7)For the three months ended September 30, 2023, depreciation and amortization expense by segment is as follows: business services $253 million, infrastructure services $313 million, industrials $328 million, and corporate and other $nil.

	Nine Months Ended September 30, 2023
	Total attributable to Unitholders					Attributable to non-controlling interests	As per IFRS Financials
(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total (1)
Revenues	$6,900	$2,374	$3,365	$—	$12,639	$29,024	$41,663
Direct operating costs (2)	(6,140)	(1,705)	(2,672)	(13)	(10,530)	(24,581)	(35,111)
General and administrative expenses	(131)	(132)	(106)	(79)	(448)	(754)	(1,202)
Gain (loss) on acquisitions / dispositions, net (3)	89	6	41	—	136	73	209
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)	21	—	86	—	107	235	342
Other income (expense), net (5)	—	16	2	—	18	28	46
Interest income (expense), net	(220)	(322)	(299)	(107)	(948)	(1,790)	(2,738)
Current income tax (expense) recovery	(96)	(33)	(69)	7	(191)	(413)	(604)
Preferred equity distributions	—	—	—	(66)	(66)	66	—
Equity accounted Adjusted EFO (6)	32	76	29	—	137	102	239
Adjusted EFO	455	280	377	(258)	854
Depreciation and amortization expense (2)(7)					(880)	(1,821)	(2,701)
Impairment reversal (expense), net					(29)	(22)	(51)
Gain (loss) on acquisitions / dispositions, net recorded in equity (4)					(107)	(235)	(342)
Other income (expense), net (5)					45	75	120
Deferred income tax (expense) recovery					208	370	578
Non-cash items attributable to equity accounted investments(6)					(109)	(46)	(155)
Net income (loss)					$(18)	$311	$293
(1)Adjusted EFO and net income (loss) attributable to Unitholders include Adjusted EFO, and net income (loss) attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders, special limited partnership unitholders and BBUC exchangeable shareholders.
(2)The sum of these amounts equates to direct operating costs of $37,812 million as per the unaudited interim condensed consolidated statements of operating results.
(3)Gain (loss) on acquisitions/dispositions, net recorded in Adjusted EFO of $136 million represents the partnership’s economic ownership interest in gains of $67 million from the disposition of the partnership’s residential property management operation, $41 million from the disposition of a majority of the partnership’s automotive aftermarket parts remanufacturing operation, $22 million from the disposition related to the partnership’s dealer software and technology services operation’s sale of a non-core division servicing the heavy equipment sector, and $6 million from the disposition of the partnership’s nuclear technology services operation’s power delivery business.
(4)Gain (loss) on acquisitions/dispositions, net recorded in equity in Adjusted EFO of $107 million represents the partnership’s economic interest in gains of $103 million related to the disposition of public securities, $15 million related to the sale of secured debentures, and $11 million of realized losses related to the disposition of a financial asset at the partnership’s advanced energy storage operation.
(5)The sum of these amounts equates to other income (expense), net of $166 million as per the unaudited interim condensed consolidated statements of operating results. Other income (expense), net at the partnership’s economic ownership interest that is excluded from Adjusted EFO of $45 million includes $135 million of net gains on debt modification and extinguishment, $53 million of business separation expenses, stand-up costs and restructuring charges, $39 million of transaction costs, $22 million of net revaluation gains, and $20 million of other expenses.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
(6)The sum of these amounts equates to equity accounted income (loss), net of $84 million as per the unaudited interim condensed consolidated statements of operating results.
(7)For the nine months ended September 30, 2023, depreciation and amortization expense by segment is as follows: business services $758 million, infrastructure services $917 million, industrials $1,026 million, and corporate and other $nil.
Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors assets, including investments accounted for using the equity method, attributable to each segment.
The following table presents the partnership’s assets by reportable operating segment as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	As at September 30, 2024	As at December 31, 2023
Business services	$34,532	$38,066
Infrastructure services	17,913	17,180
Industrials	27,547	26,822
Corporate and other	264	317
Total	$80,256	$82,385
NOTE 24. SUPPLEMENTAL CASH FLOW INFORMATION

	Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023
Net interest paid (received)	$2,103	$1,847
Net income taxes paid (received)	924	353
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of “Changes in non-cash working capital, net” on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023
Accounts receivable	$(1,755)	$(1,011)
Inventory	(126)	554
Prepayments and other	(134)	(810)
Accounts payable and other	1,463	1,390
Changes in non-cash working capital, net	$(552)	$123

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023
NOTE 25. INSURANCE CONTRACTS
The following table shows the reconciliation from opening to closing balances of the insurance liabilities related to the insurance contracts of the partnership’s residential mortgage insurer, reported by measurement components.

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2024	$385	$479	$1,070	$1,934
Change during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(306)	(306)
Change in risk adjustment recognized for the risk expired	—	(51)	—	(51)
Experience adjustments	(1)	—	—	(1)
Changes that relate to future service:
Contracts initially recognized in the period	(280)	104	176	—
Changes in estimates that adjust the contractual service margin	(33)	(68)	101	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(12)	—	—	(12)
Insurance finance income/(expenses)	26	30	25	81
Foreign currency translation	(9)	(10)	(21)	(40)
	(309)	5	(25)	(329)
Cash flows:
Premiums received	412	—	—	412
Claims and other insurance service expenses paid	(30)	—	—	(30)
Insurance acquisition cash flows	(49)	—	—	(49)
Insurance liabilities, as at September 30, 2024	$409	$484	$1,045	$1,938

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2024 and December 31, 2023 and
for the three and nine months ended September 30, 2024 and 2023

(US$ MILLIONS)	Estimates of present value of future cash flows	Risk adjustment	Contractual service margin	Total
Insurance liabilities, as at January 1, 2023	$352	$585	$965	$1,902
Changes during period:
Changes that relate to current service:
Contractual service margin recognized for services provided	—	—	(259)	(259)
Change in risk adjustment recognized for the risk expired	—	(62)	—	(62)
Experience adjustments	(5)	—	—	(5)
Changes that relate to future service:
Contracts initially recognized in the period	(238)	87	151	—
Changes in estimates that adjust the contractual service margin	4	(171)	167	—
Changes that relate to past services:
Adjustments to liabilities for incurred claims	(1)	3	—	2
Insurance finance income/(expenses)	2	22	19	43
Foreign currency translation	(1)	—	(3)	(4)
	(239)	(121)	75	(285)
Cash flows:
Premiums received	349	—	—	349
Claims and other insurance service expenses paid	(40)	—	—	(40)
Insurance acquisition cash flows	(46)	—	—	(46)
Insurance liabilities, as at September 30, 2023	$376	$464	$1,040	$1,880
NOTE 26. SUBSEQUENT EVENTS
(a)Distribution
On November 7, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per LP Unit, payable on December 31, 2024 to unitholders of record as at the close of business on November 29, 2024.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Brookfield Business Partners L.P. and its subsidiaries (collectively, the “partnership”, or “we”, or “our”), covers the financial position of the partnership as at September 30, 2024 and December 31, 2023, and results of operations for the three and nine months ended September 30, 2024 and 2023. Brookfield Corporation (together with its controlled subsidiaries, excluding the partnership, referred to as “Brookfield”) is the ultimate parent of the partnership. “Brookfield Holders” refers to Brookfield, Brookfield Wealth Solutions Ltd. (“Brookfield Wealth Solutions”) and their related parties. The information in this MD&A should be read in conjunction with the interim financial statements as at September 30, 2024 and December 31, 2023 and for the three and nine months ended September 30, 2024 and 2023 (the “unaudited interim condensed consolidated financial statements”). This MD&A was prepared as of November 12, 2024. Additional information relating to the partnership can be found at www.sedarplus.ca or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties and actual results could differ materially from those reflected in the forward-looking statements.
Cautionary Statement Regarding Forward-Looking Statements and Information
This MD&A contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the partnership, as well as regarding recently completed and proposed acquisitions, dispositions and other transactions, and the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “views”, “potential”, “likely” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, investors and other readers should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and result of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to the following:
•the cyclical nature of our operating businesses and general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation, commodity prices, and volatility in the financial markets;
•the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits;
•business competition, including competition for acquisition opportunities;
•strategic actions including our ability to complete dispositions and achieve the anticipated benefits therefrom;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•global equity and capital markets and the availability of equity and debt financing and refinancing within these markets;
•changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates);
•changes to our credit ratings;
•technological change;
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•the ability to obtain insurance for our business operations;
•labor disruptions and economically unfavorable collective bargaining agreements;
•litigation;
•investments in jurisdictions with less developed legal systems;
•our group does not have control over all of the businesses in which we own investments;
•changes to the market price of any investments in public companies;
•our compliance with environmental laws and the broader impacts of climate change;
•cybersecurity incidents;
•the possible impact of international conflicts, wars and related developments including terrorist acts and cyber terrorism;
•the effectiveness of our internal controls over financial reporting;
•the market price of our units may be volatile;
•we are exempt from certain requirements of Canadian securities laws and we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•political instability and unfamiliar cultural factors;
•changes in government policy and legislation;
•federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm;
•operational or business risks that are specific to any of our business services operations, infrastructure services operations or industrials operations;
•reliance on third party service providers;
•catastrophic events, such as earthquakes, hurricanes and pandemics/epidemics;
•Brookfield’s significant influence over us;
•the lack of an obligation of Brookfield to source acquisition opportunities to us;
•the departure of some or all of Brookfield’s professionals;
•control of our company and/or the BBU General Partner may be transferred to a third party without unitholder consent;
•Brookfield may increase its ownership in our company;
•our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our unitholders;
•conflicts of interest between our company and our unitholders, on the one hand, and Brookfield, on the other hand;
•our arrangements with Brookfield may contain terms that are less favorable than those which otherwise might have been unrelated parties;
•the BBU General Partner may be unable or unwilling to terminate our Master Services Agreement;
•the limited liability of, and our indemnification of, the Service Providers;
•Brookfield’s relationship with Oaktree Capital Group, LLC, together with its affiliates;
•our company is a holding entity that relies on its subsidiaries to provide us with the funds necessary to our financial obligations;
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•we may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure;
•our company may become regulated as an investment company under the Investment Company Act;
•the inability of unitholders to vote on or otherwise take part in the management of the partnership;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the LP Units or BBUC exchangeable shares;
•limits on unitholders’ ability to obtain favorable judicial forum for disputes related to the partnership or to enforce judgements against us;
•changes in tax law and practice; and
•other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States including those set forth in the “Risk Factors” section in our annual report on Form 20-F for the year ended December 31, 2023 (our “2023 Annual Report”).
Statements relating to “reserves” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements and information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.
For a more comprehensive list of risks and uncertainties, please refer to our 2023 Annual Report under the heading “Risk Factors” available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of our partnership to be materially different from those contained in forward-looking statements or information. Given these risks, assumptions, and uncertainties, the reader should not place undue reliance on forward-looking statements or information as a prediction of actual results. We qualify any and all of our forward-looking statements by these cautionary factors. Although the forward-looking statements and information contained in this MD&A are based upon what we believe to be reasonable assumptions, we cannot assure investors that actual results will be consistent with these forward-looking statements and information. We undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise, except as required by law.
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Basis of Presentation
The financial information in this MD&A is derived from the financial information included in the unaudited interim condensed consolidated financial statements of the partnership, prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2023, except for the adoption of new accounting policies described within the New Accounting Policies Adopted section of this MD&A. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. The unaudited interim condensed consolidated financial statements include the accounts of Brookfield Business Partners L.P. and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how the Chief Operating Decision Maker (“CODM”) manages and views our business. Our operating segments are: (i) business services, (ii) infrastructure services, (iii) industrials, and (iv) corporate and other.
The partnership’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP Units”) held by the public and Brookfield, general partner units held by Brookfield (“GP Units”), redemption-exchange partnership units (“Redemption-Exchange Units”) in Brookfield Business L.P. (the “Holding LP”), a holding subsidiary of the partnership, held by Brookfield, special limited partnership units (“Special LP Units”) in the Holding LP held by Brookfield, and class A exchangeable subordinate voting shares (“BBUC exchangeable shares”) of Brookfield Business Corporation (“BBUC”), a consolidated subsidiary of the partnership, held by Brookfield Holders and the public. Holders of the LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP Units, GP Units, Redemption-Exchange Units, Special LP Units and BBUC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.
Non-IFRS measures used in this MD&A are reconciled to the most directly comparable IFRS measure. All dollar references, unless otherwise stated, are in millions of U.S. dollars. Australian dollars are identified as “A$” or “AUD”, Brazilian reais are identified as “R$” or “BRL”, British pounds are identified as “£” or “GBP”, euros are identified as “€” or “EUR”, Canadian dollars are identified as “C$” or “CAD”, and Indian rupees are identified as “INR”.
Operating Segments
We have four operating segments which are organized based on how the CODM manages and views the business:
i.Our business services segment includes our residential mortgage insurer, dealer software and technology services operation, healthcare services, construction operation, non-bank financial services operation, fleet management and car rental services, payment processing services operation, entertainment operation and other operations.
ii.Our infrastructure services segment includes our offshore oil services, lottery services operation, modular building leasing services and work access services.
iii.Our industrials segment includes our advanced energy storage operation, engineered components manufacturing operation, water and wastewater operation and other operations.
iv.Our corporate and other segment includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
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The tables below provide a breakdown of total assets of $80.3 billion as at September 30, 2024 and revenues of $33.2 billion for the nine months ended September 30, 2024 by operating segment and region.

Segments	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2024	September 30, 2024
Business services	$34,532	$19,673
Infrastructure services	17,913	2,754
Industrials	27,547	10,766
Corporate and other	264	—
Total	$80,256	$33,193

Regions	Assets	Revenues
	As at	For the Nine Months Ended
(US$ MILLIONS)	September 30, 2024	September 30, 2024
United States of America	$25,112	$6,152
Europe	15,089	4,990
Australia	13,243	4,179
Brazil	8,855	2,062
Canada	7,111	1,830
United Kingdom	3,292	11,048
Other	7,554	2,932
Total	$80,256	$33,193
Business services
Our business services segment includes our (i) residential mortgage insurer, (ii) dealer software and technology services operation, (iii) healthcare services, (iv) construction operation, (v) non-bank financial services operation, (vi) fleet management and car rental services, (vii) payment processing services operation, (viii) entertainment operation and (ix) other operations.
Residential mortgage insurer
Our residential mortgage insurer is the largest private sector residential mortgage insurer in Canada, providing mortgage default insurance to Canadian residential mortgage lenders. Regulations in Canada require lenders to purchase mortgage insurance in respect of a residential mortgage loan whenever the loan-to-value ratio exceeds 80%. Our residential mortgage insurer plays a significant role in increasing access to homeownership for Canadian residents, particularly for first-time homebuyers.
Our residential mortgage insurer has built a broad underwriting and distribution platform across Canada that provides customer-focused products and support services to the vast majority of Canada’s residential mortgage lenders and originators. We underwrite mortgage insurance for residential properties in all provinces and territories of Canada.
The revenues of our residential mortgage insurer consist primarily of: (i) insurance revenues earned on mortgage insurance contracts and (ii) net investment income and gains/losses on the investment portfolio within the business.
Dealer software and technology services operation
Our dealer software and technology services operation is a leading provider of cloud-based software to dealerships and OEMs across automotive and related industries. The company’s cloud-based software as a service (“SaaS”) platform enables dealerships to manage their end-to-end business operations, including the acquisition, sale, financing, insuring, and repair and maintenance of vehicles. By automating and streamlining critical workflows, the integrated platform of solutions enables dealers to sell and service more vehicles by creating simple and convenient experiences for customers to help improve their financial and operational performance.
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The revenues at our dealer software and technology services operation are generated by providing a broad suite of subscription-based software and technology solutions for automotive retailers. We are focused on the use of SaaS and mobile-centric solutions that are highly functional, flexible and fast. Our flagship dealer management system (“DMS”) software solutions are hosted enterprise resource planning applications tailored to the unique requirements of the retail automotive industry. Our DMS products facilitate the sale of new and used vehicles, consumer financing, repair and maintenance services, and vehicle and parts inventory management. These solutions enable company-wide accounting, financial reporting, cash flow management, and payroll services. Our DMS software is typically integrated with OEM data processing systems that enable automotive retailers to order vehicles and parts, receive vehicle records, process warranties, and check recall campaigns and service bulletins while helping them to fulfill their franchisee responsibilities to their OEM franchisors.
In June 2024, our dealer software and technology services operation detected and promptly responded to unauthorized cyber activity on its network. Upon discovery, our dealer software and technology services operation shut down its systems to address and investigate the issue while notifying law enforcement. This cybersecurity incident, and the subsequent system shut down, caused disruption to the business. In addition, the business incurred certain expenses to respond to, investigate and remediate the matter, including one-time billing credits that were provided to customers. Our dealer software and technology services operation has successfully brought all active customers back onto its dealer management system and other applications. We do not expect that this cybersecurity incident will have a material impact on the results of operations or financial condition of the partnership. For further information, refer to pages 21 and 22 of the “Risk Factors” section in our 2023 Annual Report.
Healthcare services
Our healthcare services in Australia is a leading private hospital operator and provider of essential social infrastructure to the Australian healthcare system. We operate 38 hospitals, providing doctors and patients with access to operating theaters, nursing staff, accommodations, and other critical care and consumables primarily in support of elective surgery activity.
The majority of our healthcare services’ revenues are generated from private health insurance funds and government-related bodies under Hospital Purchaser-Provider Agreements. These revenues are generally based on a pricing schedule set out in the agreements and are either on a case payment or per diem basis, depending on the type of service provided.
Construction operation
Our construction operation is a global contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts for the design and construction, including procurement for a defined price and program. The business also engages in construction management contracts on a reduced risk model. Most construction activity is typically subcontracted to reputable specialists whose obligations generally align with those contained within the main construction contract. Our construction operation primarily operates in Australia, the United Kingdom and Canada across a broad range of sectors, including office, residential, hospitality and leisure, social infrastructure, retail and mixed-use properties.
We recognize revenues when it is highly probable that economic benefits will flow to the business, and when it can be reliably measured and collection is assured. Revenues are recognized over time as performance obligations are satisfied, by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia and the United Kingdom and may be impacted by fluctuations in the Australian dollar and British pound. A significant portion of our revenues are generated from large projects, and the results from our construction operation can fluctuate quarterly and annually, depending on the level of work during a period. Our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.
Fleet management and car rental services
Our fleet management and car rental services operation is one of the leading providers of heavy equipment and light vehicle leasing and car rental services in Brazil. Our fleet management services lease a variety of assets to corporate clients under medium-term contracts linked to inflation, including a fleet of trucks, trailers, tractors, harvesters and light vehicles, in addition to related services. We have been able to sustain high contract renewal rates with high-quality clients as well as diversify into new asset and industry classes. Our car rental services benefit from a nationwide presence with access to a wide network of accredited maintenance shops, longstanding relationships with OEMs and a reputation for value added services. Our combined fleet management and car rental services maintain a fleet of more than 116,000 vehicles.
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Non-bank financial services
Our Indian non-bank financial services operation is a financing company primarily focused on commercial vehicle lending. We cater to over 163,000 customers and generally help them buy their first home and secure commercial vehicle financing. With a pan-India distribution network of more than 567 branches, our Indian non-bank financial services operation is well established to cater to the growing credit demand in the country. As described below under “Developments in Our Business”, our Indian non-bank financial services operation recently agreed to sell its non-core home finance lending operation.
Our Australian asset manager and lender provides credit and investment solutions to over 28,000 borrowers and over 100,000 investors. The business plays an important role in providing fixed-income investment solutions to Australians approaching retirement, as well as providing secured credit to underserved customer segments that require specialized underwriting, such as small-medium sized business owners and recent immigrants.
Payment processing services operation
Our payment processing services operation is a leading provider of payment solutions in the United Arab Emirates. The business provides government, merchant and institutional clients with a payment platform for acquiring, issuing and processing customer transactions.
On September 17, 2024, together with institutional partners, we completed the acquisition of Network International Holdings Plc (“Network”) for a total consideration of $2.7 billion funded with debt and equity, of which our share was approximately $156 million of equity. Network is a leading enabler of digital commerce across the Middle East and Africa, providing a full suite of technology-enabled payment processing services to merchants and financial institutions.
On September 20, 2024, following the acquisition, we combined the business with our existing payment processing services operation in exchange for approximately 11% ownership interest in the combined business. As a result, we deconsolidated our investment in our payment processing services operation and now account for our ownership interest in the combined business as an equity accounted investment.
Entertainment operation
Our entertainment operation, in partnership with a leading Canadian gaming operator, consists of four entertainment facilities in the Greater Toronto Area. Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities. Through our partnership, we have undertaken a growth strategy whereby we have been enhancing the guest experience and transforming our facilities into attractive, premier entertainment destinations. This modernization and development is intended to include enhanced entertainment offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Other
Our technology services operation provides customer management solutions which specialize in managing customer interactions for large global healthcare and technology clients primarily based in the United States. We have joint control over the business and have accounted for our investment as an equity accounted investment.
We hold a convertible preferred security investment in Nielsen, a market leader in third-party audience measurement, data and analytics. The business is an essential service provider to the video and audio advertising industry, providing critical measurement data for advertising buyers and sellers.
Our real estate services operation provides services to more than 20,500 residential real estate brokers through franchise arrangements under a number of brands in Canada, including a nationally recognized brand, Royal LePage. We also provide valuations and related analytic services to financial institutions in Canada through which we process in excess of 190,000 appraisals and valuations per year.
On March 31, 2024, we completed the sale of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business in which we have an equity accounted investment. As consideration, we received limited partnership units in the Bridgemarq public entity which increased our ownership interest in Bridgemarq from 28% to approximately 42%, resulting in a pre-tax gain of $15 million.
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Infrastructure services
Our infrastructure services segment includes our (i) offshore oil services, (ii) lottery services operation, (iii) modular building leasing services and (iv) work access services.
Offshore oil services
Our offshore oil services is a global provider of marine transportation, offshore oil production, facility storage, and offshore installation, maintenance and safety services to the offshore oil production industry. We operate shuttle tankers (highly specialized vessels with dynamic positioning systems used for offloading from offshore oil installations), floating production storage and offloading units (“FPSO”), and floating storage and offloading units (“FSO”), also with highly specialized capabilities including dynamic positioning. We operate in selected oil regions globally, including the North Sea (Norway and the United Kingdom), Brazil and Canada.
As a fee-based business focused on critical services, our offshore oil services has limited direct commodity exposure and a portfolio which primarily comprises medium-term, fixed-rate contracts with high-quality, primarily investment grade counterparties. A substantial part of our revenues are based on contracts with customers and is fee-based which is recognized on a straight-line basis over the term of the contracts.
On February 29, 2024, our offshore oil services completed the sale of its non-core towage business. The proceeds realized from the sale were equal to the carrying value of the business disposed, resulting in no gain or loss.
As described below under “Recent Developments in Our Business”, our offshore oil services operation recently reached an agreement to sell its shuttle tanker segment for total consideration of approximately $1.9 billion.
Lottery services operation
Our lottery services operation is a leading provider of products, services and technology across the lottery ecosystem in over 50 countries. Our business is an essential service provider to government-sponsored lottery programs, a critical and growing source of funding, through capabilities in game design, production, distribution, systems and terminals, and turnkey technology solutions. The revenues of our lottery services operation consist primarily of (i) the sale of instant lottery products and services, and (ii) sale and ongoing maintenance of hardware products and technology and (iii) a full-suite of digital capabilities to support the development and operation of government sponsored iLottery programs.
Modular building leasing services
Our modular building leasing services provide modular workspaces in Europe and Asia-Pacific to a diversified customer base across the industrial, infrastructure and public sectors. With a global fleet of approximately 330,000 modular units across 23 countries, our operations service more than 52,000 customers through an established network of approximately 180 service centers. The modular units provide customers with a wide range of flexible, cost-effective and environmentally friendly solutions for temporary space requirements. The primary source of revenues is the leasing of modular units and ancillary value added products and services (furniture, fire extinguishers, air conditioners, wireless internet access points, steps, ramps and damage waivers).
Work access services
Our work access services is a leading provider of scaffolding and related services to the industrial and commercial markets servicing over 29,000 customers in more than 26 countries worldwide. Our scale and reputation as a leader in engineering innovation and productivity are competitive advantages in a fragmented industry. Our solutions support a wide range of global infrastructure ranging from refineries and petrochemical plants to commercial buildings, bridges, hydroelectric dams and other power facilities. A substantial portion of our services are recurring and based on the ongoing maintenance requirements of our global customers. Since acquisition, our work access services has been focused on both organic growth, as well as growth through acquisitions. The business is executing on an active acquisition pipeline and acquired eight businesses, including a multi-craft services provider, a German scaffolding services provider, residential and commercial work access providers, a specialty industrial coating contractor, a cathodic protection provider, an insulation services provider, and a commercial scaffolding provider. We have joint control over the business and have accounted for our investment as an equity accounted investment.
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Industrials
Our industrials segment includes our (i) advanced energy storage operation, (ii) engineered components manufacturing operation, (iii) water and wastewater operation and (iv) other industrials operations.
Advanced energy storage operation
Our advanced energy storage operation is a global market leader in manufacturing automotive batteries that has over 17,000 employees around the world with a footprint that consists of over 50 manufacturing, recycling and distribution centers servicing a global customer base in over 100 countries. We manufacture and distribute over 150 million batteries per year, which power one in three cars in the world.
The batteries manufactured by our advanced energy storage operation power both internal combustion engines and electric vehicles. We sell starting, lighting and ignition batteries which are used primarily for initial engine ignition of traditional vehicles. The business has made significant investments to develop higher margin advanced battery technologies, including enhanced flooded batteries and absorbent glass mat batteries, which provide the energy density necessary for next-generation vehicles to comply with increased regulatory requirements and support increased electrical loads such as start-stop functionality and autonomous features.
Our advanced energy storage operation distributes products primarily to aftermarket retailers and to OEMs. Approximately 80% of the sales volume is generated through the aftermarket channel, which services the existing car parc and represents a stable and recurring revenue base as end users replace car batteries on average two to four times over the life of each vehicle. The remaining 20% of our sales volume is generated through the OEM channel, which comprises sales to major car manufacturers globally and is driven by global demand for new vehicles. We have also developed longstanding relationships with large aftermarket customers.
On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was enacted in the United States, providing multiple incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim Advanced Manufacturing Production Credits under the IRA (“IRA Credits”). The IRA Credits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
Our advanced energy storage operation is entitled to claim IRA Credits over the availability period as determined under the IRA. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the IRA Credit is a carryforward to offset future taxes and accounted for under IAS 12, Income Taxes (“IAS 12”). During the three and nine months ended September 30, 2024, the partnership recorded $433 million and $610 million, respectively, as deferred tax recovery in the unaudited interim condensed consolidated statements of operating results and related deferred tax assets in the unaudited interim condensed consolidated statements of financial position.
For qualified business activities in our advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, IRA Credits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20, Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”).
IAS 20 permits a policy choice to record benefits of a similar nature as income or an offset to a related expense. The partnership has elected to record these benefits as a reduction to direct operating costs in its unaudited interim condensed consolidated statements of operating results, with a corresponding receivable in accounts and other receivable, net in its unaudited interim condensed consolidated statements of financial position. During the three and nine months ended September 30, 2024, the partnership recorded a cumulative benefit of $1,069 million.
Engineered components manufacturing operation
Our engineered components manufacturing operation is a leading global manufacturer of highly engineered components primarily for industrial trailers and other towable-equipment providers. We have a leading presence in our core products across North America, Europe and Australia with vertically integrated production and distribution capabilities and a commitment to sustainability. We manufacture and distribute over 85,000 products including highly engineered, customized solutions for a diverse range of customers across our global footprint.
Water and wastewater operation
Our water and wastewater operation in Brazil is a leading private sanitation provider, including collection, treatment and distribution of water and wastewater services to a broad range of residential and governmental customers through long-term, inflation-adjusted concessions, public-private partnerships and take-or-pay contracts. We provide services that benefit more than 16 million people in over 100 municipalities in Brazil.
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Other
Our solar power solutions provider is a leading distributor of solar power solutions for the distributed generation market in Brazil.
Our returnable plastic packaging operation is a leading European provider of returnable plastic packaging that has a strong competitive position given its extensive scale, diversified base of long-term customers serving multiple industries and its strong reputation for product innovation. We operate in a growing segment of the packaging space that has favorable long-term trends driven by an increased focus on sustainability and logistics.
Our Canadian natural gas production operation produces approximately 38,000 barrels of oil equivalent per day, or BOE/d. Our properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Operational results and financial condition are dependent principally upon the prices received for gas production which have fluctuated widely in recent years. Any upward or downward movement in natural gas prices could have an impact on the natural gas operations’ financial condition.
Our roofing products manufacturer is the world’s largest provider of slate roofing tiles. With its 30 quarries, the company produces and supplies premium slate roofing tiles globally to support the non-discretionary renovation of residential and heritage buildings in markets with strict local regulations that mandate the use of slate for roofing. We have joint control over the business and have accounted for our investment as an equity accounted investment.
Corporate and other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership’s relationship with Brookfield.
Overview of Our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act 1883, as amended, and the Bermuda Exempted Partnerships Act 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrials operations. Our operations are primarily located in the United States, Europe, Australia, Canada, Brazil and the United Kingdom. We are focused on owning and operating high-quality operations that benefit from a strong competitive position and provide essential products and services. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations-oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership’s goal is to generate returns to Unitholders primarily through capital appreciation with a modest distribution yield.
Recent Developments in Our Business
Below are key developments in our business since June 30, 2024:
During the quarter, we completed the previously announced sale of our road fuels operation, following the receipt of outstanding regulatory approvals, for total consideration of $250 million resulting in a pre-tax net gain of $483 million.
On September 17, 2024, together with institutional partners, we completed the acquisition of Network, a leading payment processor in the Middle East and Africa for total consideration of $2.7 billion funded with debt and equity, of which our share was approximately $156 million of equity. Following the acquisition, we combined the business with our existing payment processing services operation in exchange for an ownership interest of approximately 11% in the combined business. We have deconsolidated our investment in our existing payment processing services operation and are now accounting for the combined business as an equity accounted investment.
On September 19, 2024, our Indian non-bank financial services operation reached an agreement to sell its non-core home finance lending operation at an approximate 3x multiple of book value. The business expects to generate approximately $200 million of proceeds, which will be used to accelerate growth of the core commercial vehicle lending operations. The transaction is expected to close in the first half of 2025, subject to customary closing conditions and regulatory approval.
On November 5, 2024, our offshore oil services operation reached an agreement to sell its shuttle tanker segment for total consideration of approximately $1.9 billion. Proceeds from the sale of our interest is expected to be approximately $265 million after the repayment of debt. The sale is expected to close in the first half of 2025, subject to customary closing conditions and regulatory approval. We continue to execute plans to realize additional proceeds from the sale of other business units.
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Outlook
We seek to increase the cash flows from our operations through acquisitions and organic growth opportunities as described below. We believe our global scale and leading operations allow us to efficiently allocate capital around the world toward those sectors and geographies where we see the greatest opportunities to realize our targeted returns. We also actively seek to monetize business interests as they mature and reinvest the proceeds into higher yielding investment strategies, further enhancing returns. Operationally, we believe performance in our operations remain resilient and global inflationary pressures are starting to ease.
Business services
Performance at our dealer software and technology services operation recovered in the quarter and the business signed multi-year extension agreements with two of its largest North American publicly traded automotive dealership customers. Annual recurring revenue increased compared to prior year as the business continues to focus on retention initiatives and optimizing customer service levels. The business is also accelerating modernization and technology upgrade activities to further improve the user experience, strengthen security protocols and enhance the customer value proposition, which should contribute to results.
Our residential mortgage insurer continues to perform well in the context of the broader Canadian housing market. Despite affordability challenges due to the impact of higher mortgage rates, housing fundamentals across most markets in Canada remain largely balanced. Home prices have stabilized and further expected rate cuts by the Bank of Canada are supporting consensus estimates for low-single digit increases in home prices next year. Mortgage delinquencies have increased as expected compared to prior year but remain low relative to historical levels which is contributing to low levels of losses on claims in the business.
Infrastructure services
Our lottery services operation has a strong pipeline of new commercial opportunities which has continued to strengthen with bidding activity at peak levels. With its industry leading capabilities and long-term relationships with global lottery operators, we believe the business is well positioned. The business continues to focus on scaling its digital lottery capabilities and is working on initiatives focused on cost reduction actions, sourcing optimization and manufacturing rationalization.
Performance in our modular building leasing services continues to benefit from value added products and services and ongoing initiatives to enhance operational efficiency. Utilization of units has been impacted by a broader slowdown in Germany and in the United Kingdom, where we are continuing to execute on plans to integrate recent acquisitions and improve performance. Broader transformation initiatives focused on process optimization and capturing growth opportunities in more resilient segments of the European market are progressing well.
Industrials
Results in our advanced energy storage operation included a $1,069 million benefit which the business was entitled to claim as a production credit under the IRA legislation in the U.S. The benefit was recorded at our share as a reduction of direct operating costs in Adjusted EBITDA for the nine months ended September 30, 2024. Ongoing commercial actions, operational efficiency initiatives and growing demand of higher margin advanced batteries continue to support underlying performance. In November 2023, the European Commission (“EC”) announced an investigation into the starter automotive battery market. While the EC’s investigation is ongoing and its outcomes uncertain, our advanced energy storage operation does not currently foresee any material adverse exposures in its future earnings or net cash flows in relation to the matter, because, among other things, it has received conditional immunity from the EC and is indemnified against losses incurred in relation to the matter, if any.
Market conditions at our engineered components manufacturer have remained weak contributing to reduced volumes across the business. The business is focused on implementing additional cost optimization initiatives to support profitability and strengthen its market position in the current environment.
Higher billing rates supported by contractual inflation adjustments and the impact of cost optimization initiatives are contributing to improved performance of our Brazilian water and wastewater services operation. The business has achieved cost and commercial optimization improvements over the past 12 months, which has contributed to improved margins and cash flows. While we are preparing the business for a potential sale, the macroeconomic environment in Brazil remains challenging amidst broader inflationary headwinds.
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Along with our existing operations, we continue to grow our business to enhance our long-term cash flows. During the quarter, we completed the acquisition of Network, a leading digital payment processor in the Middle East and Africa. Following the acquisition, we combined the business with our existing payment processing services operation. We invested an incremental $156 million of equity for an 11% economic interest in the combined business alongside new strategic partners. As a result of the combination, we deconsolidated our investment in our existing payment processing services operation and are now accounting for the combined business as an equity accounted investment.
Review of Consolidated Results of Operations
The table below summarizes our results of operations for the three and nine months ended September 30, 2024 and 2023. Further details on our results of operations and our financial performance are presented within the “Segment Analysis” section.

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS, except per unit amounts)	2024	2023	2024	2023
Revenues	$9,232	$14,399	$33,193	$41,663
Direct operating costs	(7,069)	(13,016)	(28,875)	(37,812)
General and administrative expenses	(319)	(403)	(943)	(1,202)
Interest income (expense), net	(778)	(941)	(2,352)	(2,738)
Equity accounted income (loss)	1	31	55	84
Impairment reversal (expense), net	—	(44)	10	(51)
Gain (loss) on acquisitions/dispositions, net	593	41	692	209
Other income (expense), net	(229)	(101)	(213)	166
Income (loss) before income tax	1,431	(34)	1,567	319
Income tax (expense) recovery
Current	(276)	(211)	(488)	(604)
Deferred	580	294	924	578
Net income (loss)	$1,735	$49	$2,003	$293
Attributable to:
Limited partners	$103	$(15)	$113	$(6)
Non-controlling interests attributable to:
Redemption-exchange units	97	(14)	106	(6)
Special limited partner	—	—	—	—
BBUC exchangeable shares	101	(15)	110	(6)
Preferred securities	13	22	39	66
Interest of others in operating subsidiaries	1,421	71	1,635	245
	$1,735	$49	$2,003	$293
Basic and diluted earnings (loss) per limited partner unit (1)	$1.39	$(0.20)	$1.52	$(0.08)
____________________________________
(1)Average number of LP Units outstanding for the three and nine months ended September 30, 2024 was 74.3 million (September 30, 2023: 74.6 million).
Comparison of the three and nine months ended September 30, 2024 and 2023
For the three months ended September 30, 2024, net income was $1,735 million, with $301 million of net income attributable to Unitholders ($1.39 per LP Unit). For the three months ended September 30, 2023, net income was $49 million, with $44 million of net loss attributable to Unitholders ($0.20 per LP Unit).
For the nine months ended September 30, 2024, net income was $2,003 million, with $329 million of net income attributable to Unitholders ($1.52 per LP Unit). For the nine months ended September 30, 2023, net income was $293 million, with $18 million of net loss attributable to Unitholders ($0.08 per LP Unit).
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Revenues
For the three months ended September 30, 2024, revenues decreased by $5,167 million to $9,232 million, compared to $14,399 million for the three months ended September 30, 2023. Revenues from our business services segment decreased by $3,889 million, primarily due to the disposition of our road fuels operation in July 2024 which reduced revenues by $4,129 million. Included in the revenues and direct operating costs at our road fuels operation, which has recently been disposed, is duty payable to the government of the United Kingdom of $704 million (September 30, 2023: $2,094 million), which is recorded gross within revenues and direct operating costs without impact on the margin generated by the business. Revenues from our infrastructure services segment decreased by $1,060 million, primarily due to the disposition of our nuclear technology services operation in November 2023. Revenues from our industrials segment decreased by $218 million primarily due to lower volumes at our engineered components manufacturing operation due to weak market conditions, combined with dispositions the partnership completed over the last twelve months. The decrease was partially offset by an increase in revenues from our advanced energy storage operation driven by continued execution of commercial initiatives and growth of higher margin advanced batteries driven by increased aftermarket demand.
For the nine months ended September 30, 2024, revenues decreased by $8,470 million to $33,193 million, compared to $41,663 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factors described above.
Direct operating costs
For the three months ended September 30, 2024, direct operating costs decreased by $5,947 million to $7,069 million, compared to $13,016 million for the three months ended September 30, 2023. The decrease was primarily due to the disposition of our road fuels operation in July 2024 which reduced direct operating costs by $4,022 million, combined with other business dispositions completed over the last twelve months and a benefit of $1,069 million recognized at our advanced energy storage operation related to IRA Credits. As noted above, included in the revenues and direct operating costs at our road fuels operation, which has recently been disposed, is a duty payable to the government of the United Kingdom, which is recorded gross within revenues and direct costs without impact on the margin generated by the business.
For the nine months ended September 30, 2024, direct operating costs decreased by $8,937 million to $28,875 million, compared to $37,812 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factors described above.
General and administrative expenses
For the three months ended September 30, 2024, general and administrative expenses decreased by $84 million to $319 million, compared to $403 million for the three months ended September 30, 2023. The decrease was primarily due to the dispositions of our road fuels operation in July 2024 and our nuclear technology services operation in November 2023, combined with the impact of other business dispositions completed over the last twelve months.
For the nine months ended September 30, 2024, general and administrative expenses decreased by $259 million to $943 million, compared to $1,202 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factors described above.
Interest income (expense), net
For the three months ended September 30, 2024, interest expense decreased by $163 million to $778 million, compared to $941 million for the three months ended September 30, 2023. The decrease in net interest expense was primarily due to reduced borrowings within our operations as a result of dispositions and the impact of refinancings which lowered the cost of debt at select operations.
For the nine months ended September 30, 2024, interest expense decreased by $386 million to $2,352 million compared to $2,738 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factors described above.
Gain (loss) on acquisitions/dispositions, net
For the three months ended September 30, 2024, net gain (loss) on acquisitions/dispositions was $593 million. This relates to a $483 million gain recognized from the disposition of our road fuels operation, combined with a gain of $110 million recognized from the deconsolidation of our payment processing services operation as a result of a change in accounting basis following its combination with Network.
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For the nine months ended September 30, 2024, net gain (loss) on acquisitions/dispositions was $692 million. The net gain includes a $483 million gain recognized from the disposition of our road fuels operation, a $110 million recognized from the deconsolidation of our payment processing services operation, an $84 million gain recognized on the sale of our Canadian aggregates production operation and a $15 million gain recognized from the disposition of our general partner interest and residential real estate brokerage portfolio to Bridgemarq, a publicly listed real estate services operation and brokerage business.
Other income (expense), net
For the three months ended September 30, 2024, net other income (expense) decreased by $128 million to net other expense of $229 million, compared to net other expense of $101 million for the three months ended September 30, 2023. Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. For the three months ended September 30, 2024, the components of other income (expense), net include $112 million related to provisions recorded at our construction operation primarily related to a legacy receivable balance from wound up Middle East operations, $44 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net revaluation losses, $13 million of net losses on debt modification and extinguishment, $3 million of transaction costs and $30 million of other expenses. For the three months ended September 30, 2023, the components of other income (expense), net include $42 million of net losses on debt modification and extinguishment, $54 million of business separation expenses, stand-up costs and restructuring charges, $33 million of net revaluation gains, $31 million of transaction costs and $7 million of other expenses.
For the nine months ended September 30, 2024, net other income (expense) decreased by $379 million to net other expense of $213 million, compared to net other income of $166 million for the nine months ended September 30, 2023. For the nine months ended September 30, 2024, the components of other income (expense), net includes $194 million related to provisions recorded at our construction operation, $152 million of net revaluation gains, $105 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $32 million of transaction costs, $25 million of net gains on debt modification and extinguishment and $109 million other expenses. For the nine months ended September 30, 2023, the components of other income (expense), net includes $350 million of net gains on debt modifications and extinguishments, $119 million of net revaluation gains, $166 million of business separation expenses, stand-up costs and restructuring charges, $79 million of transaction costs and $58 million of other expenses.
Income tax (expense) recovery
For the three months ended September 30, 2024, current income tax expense increased by $65 million to $276 million, compared to $211 million for the three months ended September 30, 2023. The increase in current income tax expense is primarily due to a tax settlement in our advanced energy storage operation, partially offset by lower taxable income within our dealer software and technology services operation. Deferred income tax recovery increased by $286 million to $580 million, compared to $294 million for the three months ended September 30, 2023. The increase in deferred income tax recovery is primarily due to the recognition of IRA Credits within our advanced energy storage operation, partially offset by lower utilization of tax attributes in our dealer software and technology services operation compared to the prior period.
For the nine months ended September 30, 2024, current income tax expense decreased by $116 million to $488 million, compared to $604 million for the nine months ended September 30, 2023. The decrease in current income tax expense is primarily due to lower taxable income within our dealer software and technology services operation. Deferred income tax recovery increased by $346 million to $924 million, compared to $578 million for the nine months ended September 30, 2023. The increase in deferred income tax recovery is primarily due to the same factors described above.
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Summary of Results
Quarterly results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2024			2023				2022
(US$ MILLIONS, except per unit amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$9,232	$11,946	$12,015	$13,405	$14,399	$13,506	$13,758	$14,640
Direct operating costs	(7,069)	(10,928)	(10,878)	(12,209)	(13,016)	(12,330)	(12,466)	(13,292)
General and administrative expenses	(319)	(307)	(317)	(336)	(403)	(398)	(401)	(395)
Interest income (expense), net	(778)	(778)	(796)	(858)	(941)	(932)	(865)	(805)
Equity accounted income (loss)	1	31	23	48	31	28	25	36
Impairment reversal (expense), net	—	—	10	(780)	(44)	(7)	—	(49)
Gain (loss) on acquisitions/dispositions, net	593	84	15	4,477	41	87	81	17
Other income (expense), net	(229)	(100)	116	(344)	(101)	138	129	(127)
Income (loss) before income tax	1,431	(52)	188	3,403	(34)	92	261	25
Income tax (expense) recovery
Current	(276)	(122)	(90)	(171)	(211)	(267)	(126)	(172)
Deferred	580	239	105	252	294	216	68	182
Net income (loss)	$1,735	$65	$203	$3,484	$49	$41	$203	$35
Attributable to:
Limited partners	$103	$(7)	$17	$488	$(15)	$(16)	$25	$(5)
Non-controlling interests attributable to:
Redemption-exchange units	97	(6)	15	457	(14)	(16)	24	(4)
Special limited partner	—	—	—	—	—	—	—	—
BBUC exchangeable shares	101	(7)	16	478	(15)	(16)	25	(5)
Preferred securities	13	13	13	17	22	22	22	22
Interest of others in operating subsidiaries	1,421	72	142	2,044	71	67	107	27
	$1,735	$65	$203	$3,484	$49	$41	$203	$35
Basic and diluted earnings (loss) per limited partner unit (1)	$1.39	$(0.10)	$0.23	$6.57	$(0.20)	$(0.22)	$0.34	$(0.06)
____________________________________
(1)Average number of LP Units outstanding for the three and nine months ended September 30, 2024 was 74.3 million (September 30, 2023: 74.6 million).
Revenues and direct operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, weather and seasonality, broader economic factors, and commodity market volatility. Within our industrials segment, at our advanced energy storage operation, the demand for batteries in the aftermarket is typically higher in the colder seasons, and in our natural gas production operation, the ability to move heavy equipment safely and efficiently in Western Canadian oil and gas fields is dependent on weather conditions. Within our infrastructure services segment, our work access services operation is impacted by seasonality in the industries it services; for example, most refineries tend to close down for turnarounds during the spring and fall. In addition, cold temperatures in the first and fourth fiscal quarters typically limit activity on maintenance and capital projects in cold climates. In our modular building leasing services, business activity peaks in the summer months while the fourth fiscal quarter is a seasonal low as deliveries typically reduce in the winter. Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients. The mortgage insurance premiums underwritten at our residential mortgage insurer fluctuate based on the general seasonality and macroeconomic conditions affecting the Canadian housing market. Net income is impacted by periodic monetization gains and impairment losses.
15

Review of Consolidated Financial Position
The following is a summary of the unaudited interim condensed consolidated statements of financial position as at September 30, 2024 and December 31, 2023:

			Change
(US$ MILLIONS)	September 30, 2024	December 31, 2023	September 30, 2024 vs December 31, 2023
Assets
Cash and cash equivalents	$3,003	$3,252	$(249)
Financial assets	13,384	13,176	208
Accounts and other receivable, net	6,480	6,563	(83)
Inventory and other assets	4,715	5,321	(606)
Property, plant and equipment	15,527	15,724	(197)
Deferred income tax assets	1,909	1,220	689
Intangible assets	19,334	20,846	(1,512)
Equity accounted investments	2,364	2,154	210
Goodwill	13,540	14,129	(589)
	$80,256	$82,385	$(2,129)
Liabilities and Equity
Liabilities
Accounts payable and other	$16,460	$18,378	$(1,918)
Corporate borrowings	1,978	1,440	538
Non-recourse borrowings in subsidiaries of the partnership	39,571	40,809	(1,238)
Deferred income tax liabilities	2,886	3,226	(340)
	$60,895	$63,853	$(2,958)
Equity
Limited partners	$1,980	$1,909	$71
Non-controlling interests attributable to:
Redemption-exchange units	1,858	1,792	66
Special limited partner	—	—	—
BBUC exchangeable shares	1,945	1,875	70
Preferred securities	740	740	—
Interest of others in operating subsidiaries	12,838	12,216	622
	19,361	18,532	829
	$80,256	$82,385	$(2,129)
Financial assets
Financial assets increased by $208 million to $13,384 million as at September 30, 2024, compared to $13,176 million as at December 31, 2023. The balance comprised marketable securities, loans and notes receivable, derivative assets and other financial assets. The increase was primarily due to higher mortgage and loans receivable at our Australian asset manager and lender and our Indian non-bank financial services operation due to growth in loan originations. The increase was partially offset by the disposition of our road fuels operation, combined with the sale of public securities within our industrials segment during the period.
The following table presents financial assets by segment as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2024	$12,847	$189	$347	$1	$13,384
December 31, 2023	$12,617	$159	$399	$1	$13,176
16

Accounts receivable, net
Accounts receivable, net decreased by $83 million to $6,480 million as at September 30, 2024, compared to $6,563 million as at December 31, 2023. The decrease was primarily due to the disposition of our road fuels operation and the deconsolidation of our payment processing services operation, partially offset by an account receivable of $1,069 million recorded at our advanced energy storage operation related to IRA Credits.
Inventory and other assets
Inventory and other assets decreased by $606 million to $4,715 million as at September 30, 2024, compared to $5,321 million as at December 31, 2023. The decrease was primarily due to the disposition of our road fuels operation, partially offset by the classification to assets held for sale of our non-core home finance lending business within our Indian non-bank financial services operation.
Property, plant & equipment and intangible assets
PP&E decreased by $197 million to $15,527 million as at September 30, 2024, compared to $15,724 million as at December 31, 2023. The decrease was due to regular depreciation expense of $1,244 million, dispositions of $1,227 million, impact of foreign exchange movements of $166 million and the classification of $56 million of PP&E to assets held for sale within our offshore oil services operation. These factors were partially offset by additions to PP&E of $2,496 million primarily due to growth capital expenditures. As at September 30, 2024, PP&E included $906 million of right-of-use assets (December 31, 2023: $1,296 million).
Intangible assets decreased by $1,512 million to $19,334 million as at September 30, 2024, compared to $20,846 million as at December 31, 2023. The decrease was primarily due to regular amortization expense of $1,184 million, combined with the impact of foreign exchange movements of $294 million and dispositions of $315 million, partially offset by additions of $281 million.
Capital expenditures represent additions to PP&E and certain intangible assets. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Within our business services segment, capital expenditures were primarily related to maintenance and improvements on hospital facilities and new hospital equipment at our healthcare services and maintenance and expansion of the fleet at our fleet management and car rental services operation. Within our infrastructure services segment, capital expenditures were primarily vessel dry-docking costs at our offshore oil services operation which are contractually reimbursed by our customer and fleet investment at our modular building leasing services. Within our industrials segment, capital expenditures were primarily related to expansions and equipment replacement at our advanced energy storage operation. We also include additions to intangible assets in our water and wastewater operation within capital expenditures due to the nature of its concession agreements. Maintenance and growth capital expenditures for the nine months ended September 30, 2024 were $633 million and $1,418 million, respectively (September 30, 2023: $498 million and $1,894 million, respectively). Growth capital expenditures include fleet expansion capital expenditures at our fleet management and car rental services operation presented as cash used in operating activities in the unaudited interim condensed consolidated statement of cash flows.
Deferred Income Tax Assets
Deferred income tax assets increased by $689 million to $1,909 million as at September 30, 2024, compared to $1,220 million as at December 31, 2023. The increase was primarily due to recognition of IRA Credits at our advanced energy storage operation and tax attributes at our construction operation.
Equity Accounted Investments
Equity accounted investments increased by $210 million to $2,364 million as at September 30, 2024, compared to $2,154 million as at December 31, 2023. The increase was primarily due to the acquisition of Network in September 2024 which was subsequently combined with our payment processing services operation, resulting in the recognition of our ownership interest in the combined business as an equity accounted investment.
Goodwill
Goodwill decreased by $589 million to $13,540 million as at September 30, 2024, compared to $14,129 million as at December 31, 2023. The decrease was primarily due to the deconsolidation of our payment processing services operation and the disposition of our road fuels operation.
17

Accounts payable and other
Accounts payable and other decreased by $1,918 million to $16,460 million as at September 30, 2024, compared to $18,378 million as at December 31, 2023. The decrease was primarily due to the disposition of our road fuels operation and deconsolidation of our payment processing services operation. These factors were partially offset by higher deferred revenues at our offshore oil services.
Corporate and non-recourse borrowings
Borrowings are discussed in the “Liquidity and Capital Resources” section of this MD&A.
Deferred Income Tax Liabilities
Deferred income tax liabilities decreased by $340 million to $2,886 million as at September 30, 2024, compared to $3,226 million as at December 31, 2023. The decrease was primarily due to an increase in tax attributes within our dealer software and technology services operation, combined with reductions to the deferred tax liabilities within our advanced energy storage operation, engineered components manufacturing operation and our water and wastewater operation.
Equity attributable to Unitholders
As at September 30, 2024, our capital structure comprised two classes of partnership units: LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B, “Memorandum and Articles of Association - Description of our Units and our Limited Partnership Agreement” in our 2023 Annual Report.
The Holding LP’s capital structure comprised three classes of partnership units: managing general partner units held by Brookfield Business Partners L.P., Special LP Units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP Units, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the LP Unit price over an initial threshold. See Item 10.B, “Memorandum and Articles of Association - Description of the Holding LP Limited Partnership Agreement” in our 2023 Annual Report.
During the third quarter of 2024, the volume-weighted average price was $20.22 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in an incentive distribution of $nil for the quarter.
BBUC’s capital structure comprised BBUC exchangeable shares held by Brookfield Holders and public shareholders. Each BBUC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP Unit, and BBUC targets to pay identical dividends on a per share basis to the distributions paid on each LP Unit. Each BBUC exchangeable share is exchangeable, at the BBUC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent.
On August 15, 2024, the Toronto Stock Exchange (“TSX”) accepted a notice filed by the partnership of its intention to renew a normal course issuer bid (“NCIB”) for its LP Units. Under the NCIB, the partnership is authorized to repurchase up to 5% of its issued and outstanding LP Units as at August 8, 2024, or 3,714,088 LP Units, including up to 10,340 LP Units on the TSX during any trading day.
On August 15, 2024, the TSX accepted a notice filed by BBUC, a consolidated subsidiary of the partnership, of its intention to renew the NCIB for its BBUC exchangeable shares. Under the NCIB, BBUC is authorized to repurchase up to 5% of its issued and outstanding BBUC exchangeable shares as at August 8, 2024 or 3,647,722 shares, including up to 5,184 shares on the TSX during any trading day.
During the nine months ended September 30, 2024, the partnership did not repurchase any of its LP Units (September 30, 2023: 54,264 LP Units).
During the nine months ended September 30, 2024, Brookfield Corporation purchased 443,722 LP Units under our NCIB (September 30, 2023: 374,533 LP Units). Of this amount, 428,511 LP Units were purchased in the three months ended September 30, 2024.
As at September 30, 2024, Brookfield Holders owned approximately 65% of the issued and outstanding BBUC exchangeable shares. The Brookfield Holders have agreed that all decisions to be made with respect to the BBUC exchangeable shares will be made jointly among the Brookfield Holders.
18

As at September 30, 2024 and December 31, 2023, the total number of Units outstanding are as follows:

UNITS	September 30, 2024	December 31, 2023
GP Units	4	4
LP Units	74,281,766	74,281,763
Non-controlling interests:
Redemption-Exchange Units	69,705,497	69,705,497
BBUC exchangeable shares	72,954,447	72,954,450
Special LP Units	4	4
Segment Analysis
Our operations are organized into four operating segments which are regularly reviewed by the CODM for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are adjusted earnings from operations (“Adjusted EFO”) and Adjusted EBITDA.
Adjusted EFO is our segment measure of profit or loss reported in accordance with IFRS 8, Operating Segments. The CODM uses Adjusted EFO to assess performance and make resource allocation decisions. Adjusted EFO is used by the CODM to evaluate our segments on the basis of return on invested capital generated by the underlying operations and is used by the CODM to evaluate the performance of our segments on a levered basis.
Adjusted EFO is calculated as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of depreciation and amortization expense, deferred income taxes, transaction costs, restructuring charges, unrealized revaluation gains or losses, impairment reversals or expenses and other income or expense items that are not directly related to revenue generating activities. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. In order to provide additional insight regarding our operating performance over the lifecycle of an investment, Adjusted EFO includes the impact of preferred equity distributions and realized disposition gains or losses, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. Adjusted EFO does not include legal and other provisions that may occur from time to time in the partnership’s operations and that are one-time or non-recurring and not directly tied to the partnership’s operations, such as those for litigation or contingencies. Adjusted EFO includes expected credit losses and bad debt allowances recorded in the normal course of the partnership’s operations.
Adjusted EBITDA, a non-IFRS measure of operating performance, provides a comprehensive understanding of the ability of the partnership’s businesses to generate recurring earnings and assists our CODM in understanding and evaluating the core underlying financial performance of our businesses. For further information on Adjusted EBITDA, see the “Reconciliation of Non-IFRS Measures” section of this MD&A.
19

The following table presents net income (loss), net income (loss) attributable to Unitholders and Adjusted EBITDA for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Net income (loss)	$1,735	$49	$2,003	$293

Net income (loss) attributable to Limited partners	$103	$(15)	$113	$(6)
Net income (loss) attributable to Redemption-exchange units held by Brookfield Corporation	97	(14)	106	(6)
Net income (loss) attributable to special limited partner	—	—	—	—
Net income (loss) attributable to BBUC exchangeable shares	101	(15)	110	(6)
Net income (loss) attributable to Unitholders	$301	$(44)	$329	$(18)

Adjusted EBITDA	$844	$655	$1,912	$1,883
The following table presents Adjusted EFO per segment for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Business services	$245	$123	$499	$455
Infrastructure services	61	106	209	280
Industrials	356	152	742	377
Corporate and other	(80)	(93)	(248)	(258)
Comparison of the three and nine months ended September 30, 2024 and 2023
Net income attributable to Unitholders for the three months ended September 30, 2024 was $301 million, representing an increase of $345 million compared to net loss attributable to Unitholders of $44 million for the three months ended September 30, 2023.
Net income attributable to Unitholders for the nine months ended September 30, 2024 was $329 million, representing an increase of $347 million compared to net loss attributable to Unitholders of $18 million for the nine months ended September 30, 2023.
Adjusted EBITDA for the three months ended September 30, 2024 was $844 million, representing an increase of $189 million compared to $655 million for the three months ended September 30, 2023. Current period results included a $296 million benefit, at our share, recognized within our advanced energy storage operation which the business is entitled to claim under the U.S. Inflation Reduction Act. The benefit was recorded as a reduction to direct operating costs in the current period and relates to the twelve months ended September 30, 2024. Prior period results included contributions from our nuclear technology services operation and other disposed operations.
Adjusted EBITDA for the nine months ended September 30, 2024 was $1,912 million representing an increase of $29 million compared to $1,883 million for the nine months ended September 30, 2023. The increase was primarily due to the same factors described above.
20

Business services
The following table presents Adjusted EFO and Adjusted EBITDA for our business services segment for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$245	$123	$499	$455

Adjusted EBITDA	$228	$238	$615	$673
The following table presents equity attributable to Unitholders for our business services segment as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Total assets	$34,532	$38,066
Total liabilities	25,699	29,435

Interests of others in operating subsidiaries	4,963	5,213
Equity attributable to Unitholders	3,870	3,418
Total equity	$8,833	$8,631
Comparison of the three and nine months ended September 30, 2024 and 2023
Adjusted EFO in our business services segment for the three months ended September 30, 2024 was $245 million, representing an increase of $122 million, compared to $123 million for the three months ended September 30, 2023. The increase in Adjusted EFO was primarily due to the net gain recognized on the disposition of our road fuels operation and the deconsolidation of our payment processing services operation as a result of combining the business with Network.
Adjusted EFO in our business services segment for the nine months ended September 30, 2024 was $499 million, representing an increase of $44 million, compared to $455 million for the nine months ended September 30, 2023.
Adjusted EBITDA in our business services segment for the three months ended September 30, 2024 was $228 million, representing a decrease of $10 million, compared to $238 million for the three months ended September 30, 2023.
Our residential mortgage insurer contributed $66 million to Adjusted EBITDA for the three months ended September 30, 2024, compared to $64 million for the three months ended September 30, 2023. Performance during the quarter benefited from higher insurance revenue and investment income. New insurance premiums increased compared to the prior period supported by a declining mortgage rate environment and increased overall Canadian housing activity. Mortgage delinquencies, while higher as expected compared to the prior period, remain low relative to historical levels and are contributing to low levels of losses on claims in the business. Our dealer software and technology services operation contributed $50 million of Adjusted EBITDA for the three months ended September 30, 2024, compared to $58 million for the three months ended September 30, 2023. Growth in annual recurring revenue, a key performance metric for the business, was offset by higher costs during the quarter associated with modernization and technology upgrades. The business continues to focus on retention initiatives and optimizing customer service levels. Our healthcare services contributed $10 million of Adjusted EBITDA for the three months ended September 30, 2024, compared to $12 million for three months ended September 30, 2023. Modestly higher admission rates were offset by a skew toward lower margin same day activity and higher overall operating costs. The business continues to face significant headwinds given the impact of a challenging operating environment and overall lower activity levels.
Adjusted EBITDA in our business services segment for the nine months ended September 30, 2024 was $615 million, representing a decrease of $58 million compared to $673 million for the nine months ended September 30, 2023. The decrease was primarily due to additional costs incurred related to a project in Australia at our construction operation and the impact of costs incurred and one-time billing credits provided to customers related to the disruption of operations during a cybersecurity incident at our dealer software and technology services operation, combined with the factors discussed above.
21

Infrastructure services
The following table presents Adjusted EFO and Adjusted EBITDA for our infrastructure services segment for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$61	$106	$209	$280

Adjusted EBITDA	$146	$228	$446	$669
The following table presents equity attributable to Unitholders for our infrastructure services segment as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Total assets	$17,913	$17,180
Total liabilities	11,906	10,874

Interests of others in operating subsidiaries	2,587	2,772
Equity attributable to Unitholders	3,420	3,534
Total equity	$6,007	$6,306
Comparison of the three and nine months ended September 30, 2024 and 2023
Adjusted EFO in our infrastructure services segment for the three months ended September 30, 2024 was $61 million, representing a decrease of $45 million, compared to $106 million for the three months ended September 30, 2023. The decrease was primarily due to lost contribution from our nuclear technology services operation that was sold in November 2023.
Adjusted EFO in our infrastructure services segment for the nine months ended September 30, 2024 was $209 million, representing a decrease of $71 million, compared to $280 million for the nine months ended September 30, 2023.
Adjusted EBITDA in our infrastructure services segment for the three months ended September 30, 2024 was $146 million, representing a decrease of $82 million, compared to $228 million during the same period in 2023 which included $77 million of contribution from our nuclear technology services operation that was sold in November 2023.
Our offshore oil services operation contributed $49 million to Adjusted EBITDA for the three months ended September 30, 2024, compared to $45 million for the three months ended September 30, 2023. Performance during the quarter benefited from higher contribution from shuttle tanker operations due to higher utilization levels and lower operating costs. Our modular building leasing services operation contributed $43 million to Adjusted EBITDA for the three months ended September 30, 2024, compared to $42 million for three months ended September 30, 2023. Sales of value added products and services and the benefit of ongoing cost and operational efficiency initiatives contributed to results during the quarter. Performance was impacted by lower sales of new units and reduced utilization of units primarily in the United Kingdom and Germany. Our lottery services operation contributed $31 million to Adjusted EBITDA for the three months ended September 30, 2024, compared to $35 million for the three months ended September 30, 2023. Performance during the quarter was impacted by timing of hardware deliveries and decreased industry activity levels due to the lower overall size of jackpots compared to the prior period. The acceleration of cost reduction, sourcing and manufacturing optimization actions is supporting profitability as recently awarded commercial agreements continue to ramp up.
Adjusted EBITDA in our infrastructure services segment for the nine months ended September 30, 2024 was $446 million, representing a decrease of $223 million compared to $669 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factors described above.
22

Industrials
The following table presents Adjusted EFO and Adjusted EBITDA for our industrials segment for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$356	$152	$742	$377

Adjusted EBITDA	$500	$218	$941	$633
The following table presents equity attributable to Unitholders for our industrials segment as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Total assets	$27,547	$26,822
Total liabilities	19,641	20,436

Interests of others in operating subsidiaries	5,288	4,231
Equity attributable to Unitholders	2,618	2,155
Total equity	$7,906	$6,386
Comparison of the three and nine months ended September 30, 2024 and 2023
Adjusted EFO in our industrials segment for the three months ended September 30, 2024 was $356 million, representing an increase of $204 million, compared to $152 million for the three months ended September 30, 2023. The increase in Adjusted EFO was primarily due to a reduction in direct operating costs of $296 million, at our share, related to the IRA Credits in our advanced energy storage operation, partially offset by gains recognized on dispositions completed in the prior period.
Adjusted EFO in our industrials segment for the nine months ended September 30, 2024 was $742 million, representing an increase of $365 million, compared to $377 million for the nine months ended September 30, 2023.
Adjusted EBITDA in our industrials segment for the three months ended September 30, 2024 was $500 million, representing a decrease of $282 million, compared to $218 million for the three months ended September 30, 2023.
Our advanced energy storage operation contributed $443 million to Adjusted EBITDA for the three months ended September 30, 2024, compared to $150 million for the three months ended September 30, 2023. Business performance remains strong driven by ongoing commercial actions, operational efficiency initiatives and growing demand for higher margin advanced batteries. Results for the quarter include a $296 million benefit, at our share, which the business is entitled to claim under the U.S. Inflation Reduction Act. The benefit was recorded as a reduction to direct operating costs in the current period and relates to the twelve months ended September 30, 2024. The business intends to continue investing in its U.S. manufacturing operations, including capacity expansions and important innovations to strengthen its global industry leadership position. Our engineered components manufacturing operation contributed $25 million to Adjusted EBITDA for the three months ended September 30, 2024, compared to $36 million for the three months ended September 30, 2023 due to weak market conditions. We are continuing to work alongside the business on additional initiatives to optimize costs and support its market position in the current environment.
Adjusted EBITDA in our industrials segment for the nine months ended September 30, 2024 was $941 million, representing an increase of $308 million compared to $633 million for the nine months ended September 30, 2023. The increase was primarily due to higher contributions from our advanced energy storage operation as described above.
23

Corporate and other
The following table presents Adjusted EFO and Adjusted EBITDA for our corporate and other segment for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023	2024	2023
Adjusted EFO	$(80)	$(93)	$(248)	$(258)

Adjusted EBITDA	$(30)	$(29)	$(90)	$(92)
The following table presents equity attributable to Unitholders for our corporate and other segment as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Total assets	$264	$317
Total liabilities	3,649	3,108

Equity attributable to preferred securities	740	740
Equity attributable to Unitholders	(4,125)	(3,531)
Total equity	$(3,385)	$(2,791)
Pursuant to our Master Services Agreement, we pay Brookfield a base management fee equal to 0.3125% quarterly (1.25% annually) of our total market capitalization, plus recourse debt, net of cash, and other securities held by corporate entities. Management fees for the three and nine months ended September 30, 2024 were $23 million and $67 million, compared to $23 million and $69 million for the three and nine months ended September 30, 2023. General and administrative costs comprise management fees and corporate expenses, including audit and other expenses.
Adjusted EFO in the current period included lower distributions on preferred equity securities due to the redemption of preferred equity securities held by Brookfield during the fourth quarter of 2023.
Reconciliation of Non-IFRS Measures
Adjusted EBITDA
To measure our performance, amongst other measures, we focus on Adjusted EBITDA. Adjusted EBITDA is a non-IFRS measure of operating performance presented as net income and equity accounted income at our economic ownership interest in consolidated subsidiaries and equity accounted investments, respectively, excluding the impact of interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment expenses or reversals, other income or expenses, and preferred equity distributions. Adjusted EBITDA excludes other income (expense), net as reported in our IFRS consolidated statements of operating results, because this includes amounts that are not related to revenue earning activities, and are not normal, recurring operating income or expenses necessary for business operations. Other income (expense), net includes revaluation gains and losses, transaction costs, restructuring charges, stand-up costs and business separation expenses, gains or loss on debt extinguishments or modifications, gains or losses on dispositions of property, plant and equipment, non-recurring and one-time provisions that may occur from time to time at one of the partnership’s operations that are not reflective of normal operations, and other items. Our economic ownership interest in consolidated subsidiaries excludes amounts attributable to non-controlling interests consistent with how we determine net income attributable to non-controlling interests in our IFRS consolidated statements of operating results. Due to the size and diversification of our operations, including economic ownership interests that vary, Adjusted EBITDA is critical in assessing the overall operating performance of our business. When viewed with our IFRS results, we believe Adjusted EBITDA is useful to investors because it provides a comprehensive understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations and excludes items we believe do not directly relate to revenue earning activities and are not normal, recurring items necessary for business operations. Our presentation of Adjusted EBITDA also gives investors comparability of our ongoing performance across periods.
24

Adjusted EBITDA has limitations as an analytical tool as it does not include interest income (expense), net, income taxes, depreciation and amortization expense, gains (losses) on acquisitions/dispositions, net, transaction costs, restructuring charges, revaluation gains or losses, impairment reversals or expenses and other income (expense), net. As a result of these limitations, Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Adjusted EBITDA is a key measure that we use to evaluate the performance of our operations.
Adjusted EBITDA Reconciliation
The following tables reconcile Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2024:

	Three Months Ended September 30, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$551	$(118)	$1,371	$(69)	$1,735

Add or subtract the following:
Depreciation and amortization expense	236	226	346	—	808
Gain (loss) on acquisitions/dispositions, net	(593)	—	—	—	(593)
Other income (expense), net (1)	142	24	59	4	229
Income tax (expense) recovery	40	(4)	(338)	(2)	(304)
Equity accounted income (loss)	6	4	(11)	—	(1)
Interest income (expense), net	234	177	330	37	778
Equity accounted Adjusted EBITDA (2)	19	38	13	—	70
Amounts attributable to non-controlling interests (3)	(407)	(201)	(1,270)	—	(1,878)
Adjusted EBITDA	$228	$146	$500	$(30)	$844
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $112 million related to provisions recorded at our construction operation primarily related to a legacy receivable balance from wound up Middle East operations, $44 million of business separation expenses, stand-up costs and restructuring charges, $27 million of net revaluation losses, $13 million of net losses on debt modification and extinguishment, $3 million of transaction costs and $30 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
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	Nine Months Ended September 30, 2024
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$786	$(275)	$1,685	$(193)	$2,003

Add or subtract the following:
Depreciation and amortization expense	738	660	1,027	—	2,425
Impairment reversal (expense), net	(4)	(12)	6	—	(10)
Gain (loss) on acquisitions/dispositions, net	(608)	—	(84)	—	(692)
Other income (expense), net (1)	53	28	117	15	213
Income tax (expense) recovery	47	(3)	(456)	(24)	(436)
Equity accounted income (loss)	—	(11)	(44)	—	(55)
Interest income (expense), net	739	535	966	112	2,352
Equity accounted Adjusted EBITDA (2)	54	121	44	—	219
Amounts attributable to non-controlling interests (3)	(1,190)	(597)	(2,320)	—	(4,107)
Adjusted EBITDA	$615	$446	$941	$(90)	$1,912
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $194 million related to provisions recorded at our construction operation, $152 million of net revaluation gains, $105 million of business separation expenses, stand-up costs and restructuring charges, $50 million of other income related to a distribution at our entertainment operation, $32 million of transaction costs, $25 million of net gains on debt modification and extinguishment and $109 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated.
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The following tables reconcile Adjusted EBITDA to net income (loss) for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$121	$(93)	$76	$(55)	$49

Add back or deduct the following:
Depreciation and amortization expense	253	313	328	—	894
Impairment reversal (expense), net	—	(47)	91	—	44
Gain (loss) on acquisitions/dispositions, net	—	—	(41)	—	(41)
Other income (expense), net (1)	71	40	(11)	1	101
Income tax (expense) recovery	26	(10)	(82)	(17)	(83)
Equity accounted income (loss)	(7)	(9)	(15)	—	(31)
Interest income (expense), net	266	285	348	42	941
Equity accounted Adjusted EBITDA (2)	15	46	15	—	76
Amounts attributable to non-controlling interests (3)	(507)	(297)	(491)	—	(1,295)
Adjusted EBITDA	$238	$228	$218	$(29)	$655
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $42 million of net losses on debt modification and extinguishment, $54 million of business separation expenses, stand-up costs and restructuring charges, $33 million of net revaluation gains, $31 million of transaction costs, and $7 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
27

	Nine Months Ended September 30, 2023
(US$ MILLIONS)	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total
Net income (loss)	$551	$(128)	$19	$(149)	$293

Add back or deduct the following:
Depreciation and amortization expense	758	917	1,026	—	2,701
Impairment reversal (expense), net	6	(46)	91	—	51
Gain (loss) on acquisitions/dispositions, net	(154)	(14)	(41)	—	(209)
Other income (expense), net (1)	(114)	(136)	79	5	(166)
Income tax (expense) recovery	227	4	(150)	(55)	26
Equity accounted income (loss)	(19)	(29)	(36)	—	(84)
Interest income (expense), net	772	826	1,033	107	2,738
Equity accounted Adjusted EBITDA (2)	44	132	46	—	222
Amounts attributable to non-controlling interests (3)	(1,398)	(857)	(1,434)	—	(3,689)
Adjusted EBITDA	$673	$669	$633	$(92)	$1,883
____________________________________
(1)Other income (expense), net corresponds to amounts that are not directly related to revenue earning activities and are not normal, recurring income or expenses necessary for business operations. The components of other income (expense), net include $350 million of net gains on debt modification and extinguishment, $119 million of net revaluation gains, $166 million of business separation expenses, stand-up costs and restructuring charges, $79 million of transaction costs and $58 million of other expenses.
(2)Equity accounted Adjusted EBITDA corresponds to the Adjusted EBITDA attributable to the partnership that is generated by our investments in associates and joint ventures accounted for using the equity method.
(3)Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by the non-controlling interests in consolidated subsidiaries.
Discussion of Reconciling Items
Comparison of the three and nine months ended September 30, 2024 and 2023
Depreciation and amortization expense includes depreciation of PP&E, amortization of intangible assets and depletion related to our energy assets. The depreciation and amortization expense in our infrastructure services segment is mainly due to the amortization of intangible assets at our modular building leasing services and our lottery services operation and the depreciation of vessels at our offshore oil services operation. The depreciation and amortization expense in our industrials segment is primarily related to the depreciation of PP&E and amortization of intangible assets at our advanced energy storage operation and our engineered components manufacturing operation. Depreciation and amortization expense in our business services segment is primarily due to amortization of intangible assets at our dealer software and technology services operation. Depreciation and amortization expense is generally consistent period-over-period with large changes typically attributable to the addition or disposal of depreciable assets and the impact of foreign exchange movements.
Depreciation and amortization expense decreased by $86 million to $808 million for the three months ended September 30, 2024 compared to $894 million for the three months ended September 30, 2023. The decrease was primarily due to the disposition of our nuclear technology services operation in November 2023.
Depreciation and amortization expense decreased by $276 million to $2,425 million for the nine months ended September 30, 2024 compared to $2,701 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factor described above.
Income tax (expense) recovery, net was a net income tax recovery of $304 million for the three months ended September 30, 2024 compared to $83 million for the three months ended September 30, 2023. The increase in income tax recovery was primarily due to the recognition of IRA Credits within our advanced energy storage operation, combined with lower taxable income within our dealer software and technology services operation and lower overall income tax expense due to dispositions completed over the last twelve months. The increase was partially offset by lower utilization of tax attributes in our dealer software and technology services operation compared to the prior period.
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Income tax (expense) recovery, net was a net income tax recovery of $436 million for the nine months ended September 30, 2024 compared to an income tax expense of $26 million for the nine months ended September 30, 2023. The increase in income tax recovery was primarily due to the same factors described above.
Interest expense, net decreased by $163 million to $778 million for the three months ended September 30, 2024 compared to $941 million for the three months ended September 30, 2023. The decrease was primarily due to reduced borrowings within our operations as a result of dispositions and the impact of refinancings which lowered the cost of debt at select operations.
Interest expense, net decreased by $386 million to $2,352 million for the nine months ended September 30, 2024 compared to $2,738 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factors described above.
Amounts attributable to non-controlling interests decreased by $583 million to $1,878 million for the three months ended September 30, 2024 compared to $1,295 million for the three months ended September 30, 2023. The decrease in amounts attributable to non-controlling interests is primarily due to the disposition of our road fuels operation in July 2024, combined with the deconsolidation of our payment processing services operation and the impact of business dispositions completed over the last twelve months.
Amounts attributable to non-controlling interests decreased by $418 million to $4,107 million for the nine months ended September 30, 2024 compared to $3,689 million for the nine months ended September 30, 2023. The decrease was primarily due to the same factors described above.
The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, BBUC exchangeable shares and Special LP Units to equity attributable to Unitholders for the periods indicated:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Limited partners	$1,980	$1,909
General partner	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units	1,858	1,792
Special LP Units	—	—
BBUC exchangeable shares	1,945	1,875
Equity attributable to Unitholders	$5,783	$5,576
The following table is a summary of our equity attributable to Unitholders by segment as at September 30, 2024 and December 31, 2023. This is determined based on the partnership’s economic ownership interest in the equity within each portfolio company. The partnership’s economic ownership interest in the equity within each portfolio company excludes amounts attributable to non-controlling interests consistent with how the partnership determines the carrying value of equity in its consolidated statements of financial position. Equity attributable to Unitholders reconciles to limited partners, redemption-exchange units, special limited partners and BBUC exchangeable shares in the consolidated statements of financial position.

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Corporate and other	Total
September 30, 2024	$3,870	$3,420	$2,618	$(4,125)	$5,783
December 31, 2023	$3,418	$3,534	$2,155	$(3,531)	$5,576
Liquidity and Capital Resources
Liquidity and capital requirements are managed through cash flows from operations, use of credit facilities, opportunistically monetizing mature operations and refinancing existing debt. We aim to maintain sufficient financial liquidity to meet our ongoing operating requirements and to fund debt service payments, recurring expenses, required capital expenditures, and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional partners or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Overall, we believe that our liquidity profile is strong, positioning us and our businesses well to take advantage of accretive investment opportunities.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flows from operations, monetizations of businesses, and access to public and private capital markets.
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The following table presents non-recourse borrowings in subsidiaries of the partnership by segment as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS)	Business services	Infrastructure services	Industrials	Total
September 30, 2024	$16,988	$8,852	$13,731	$39,571
December 31, 2023	$17,310	$8,977	$14,522	$40,809
As at September 30, 2024, the partnership had non-recourse borrowings in subsidiaries of $39,571 million compared to $40,809 million as at December 31, 2023. Non-recourse borrowings in subsidiaries of the partnership comprised the following:

(US$ MILLIONS)	September 30, 2024	December 31, 2023
Term loans	$18,055	$19,260
Notes and debentures	12,908	13,169
Credit facilities (1)	3,520	4,738
Securitization program (2)	4,257	2,705
Project financing	831	937
Total non-recourse borrowings in subsidiaries of the partnership	$39,571	$40,809
____________________________________
(1)Includes borrowings made under subscription facilities of Brookfield-sponsored private equity funds.
(2)Our securitization program is related to the securitization of residential mortgages at our Australian asset manager and lender, and securitization at our Indian non-banking financial services operation.
The partnership has financing arrangements within its operating businesses that trade in public markets or are held at major financial institutions. The financing arrangements of the partnership’s operating businesses totaled $39,571 million as at September 30, 2024, compared to $40,809 million as at December 31, 2023. The decrease of $1,238 million was primarily due to scheduled debt repayments and repayment of borrowings made under subscription facilities of Brookfield-sponsored private equity funds, combined with debt repayments in our offshore oil services, repayments in our advanced energy storage operation and the disposition of our road fuels operation.
We principally finance our assets at the operating company level with debt that is non-recourse to both the partnership and to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt has varying maturities ranging from less than one year to 57 years. The weighted average maturity as at September 30, 2024 was 6.6 years and the weighted average interest rate on debt outstanding was 7.6%, including the impact of hedges. Approximately 75% of our non-recourse borrowings are either fixed or hedged through derivatives or naturally hedged within our operations. As at September 30, 2024, we have $41,549 million in borrowings with an additional capacity of $8,523 million in undrawn credit facilities at the corporate and subsidiary level.
The use of credit facilities, term loans and debt securities is primarily related to ongoing operations, capital expenditures and to fund acquisitions. Interest rates charged on these facilities are based on market interest rates. The majority of borrowings drawn are not subject to financial maintenance covenants, however, some are subject to fixed charge coverage, leverage ratios and minimum equity or liquidity covenants. All of the partnership’s operations are currently in compliance with all material covenant requirements and the partnership continues to work with its businesses to monitor performance against such covenant requirements.
The partnership has bilateral credit facilities backed by large global banks that continue to be highly supportive of our business. The credit facilities are available in Euros, British pounds, Australian, U.S. and Canadian dollars. Advances under the credit facilities bear interest at the specified SOFR, SONIA, EURIBOR, CORRA, BBSY, or bankers’ acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facilities require us to maintain a minimum tangible net worth and deconsolidated debt-to-capitalization ratio at the corporate level. The total capacity on the bilateral credit facilities is $2.35 billion with a maturity date of June 29, 2029, and the partnership had $365 million available as at September 30, 2024.
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The partnership also has a revolving acquisition credit facility with Brookfield that permits borrowings of up to $1 billion. The credit facility is guaranteed by the partnership, the Holding LP, the Holding Entities and certain of our subsidiaries. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. The credit facility bears interest at the specified SOFR or bankers’ acceptance rate plus 3.45%, or the specified base rate or prime rate plus 2.45%. The credit facility requires us to maintain a minimum deconsolidated net worth and contains restrictions on the ability of the borrowers and the guarantors to, among other things, incur certain liens or enter into speculative hedging arrangements. The maturity date of the credit facility is April 27, 2028, which date will automatically extend for a one-year period on April 27 of each year unless Brookfield provides written notice of its intention not to further extend the then prevailing maturity date. The total available amount on the credit facility will decrease to $500 million on April 27, 2025. As at September 30, 2024, the revolving acquisition credit facility remains undrawn.
The partnership also has deposit agreements with Brookfield whereby we may place funds on deposit with Brookfield and whereby Brookfield may place funds on deposit with our partnership. Any deposit balance due to our partnership is due on demand and bears interest at SOFR plus 40 basis points. Any deposit balance due to Brookfield is due on demand and bears interest at SOFR plus 160 basis points, subject to the terms of such interest more particularly described in the deposit agreement. As at September 30, 2024, the amount of the deposit from Brookfield was $nil (December 31, 2023: $nil) and the amount on deposit with Brookfield was $nil (December 31, 2023: $nil).
The partnership has an agreement with Brookfield to subscribe for up to $1.5 billion of perpetual preferred equity securities, whereby proceeds are available for us to draw upon for future growth opportunities as they arise. Brookfield has the right to cause our partnership to redeem the preferred securities at par to the extent of any asset sales, financings or equity issuances. Brookfield has the right to waive its redemption option. As at September 30, 2024, the amount subscribed from subsidiaries of the partnership was $725 million with an annual dividend of 7%. The remaining capacity on the commitment agreement with Brookfield is $25 million. For the three months ended September 30, 2024, distributions of $13 million have been declared on the perpetual preferred equity securities.
The table below outlines the partnership’s consolidated net debt-to-capitalization as at September 30, 2024 and December 31, 2023:

(US$ MILLIONS, except as noted)	September 30, 2024	December 31, 2023
Corporate borrowings	$1,978	$1,440
Non-recourse borrowings in subsidiaries of the partnership	39,571	40,809
Cash and cash equivalents	(3,003)	(3,252)
Net debt	$38,546	$38,997
Total equity	19,361	18,532
Total capital and net debt	$57,907	$57,529
Net debt-to-capitalization ratio	67%	68%
The partnership’s general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On November 7, 2024, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit payable on December 31, 2024 to Unitholders of record as at the close of business on November 29, 2024.
During the third quarter of 2024, the volume-weighted average price was $20.22 per LP Unit, which was below the current incentive distribution threshold of $31.53 per LP Unit, resulting in no incentive distribution for the quarter.
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Cash Flow
We believe that we have sufficient liquidity and access to capital resources and will continue to use our available liquidity and capital resources to fund our operations and to finance anticipated acquisitions and other material cash requirements. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if any.
As at September 30, 2024, we had cash and cash equivalents of $3,003 million, compared to $3,252 million as at December 31, 2023. The net cash flows for the nine months ended September 30, 2024 and September 30, 2023 were as follows:

	Nine Months Ended September 30,
(US$ MILLIONS)	2024	2023
Cash flows provided by (used in) operating activities	$2,333	$1,704
Cash flows provided by (used in) financing activities	(457)	(695)
Cash flows provided by (used in) investing activities	(1,975)	(883)
Impact of foreign exchange on cash	(100)	6
Net change in cash classified within assets held for sale	(50)	(39)
Change in cash and cash equivalents	$(249)	$93
Cash flow provided by (used in) operating activities
Total cash flow provided by operating activities for the nine months ended September 30, 2024 was $2,333 million compared to cash provided by operating activities of $1,704 million for the nine months ended September 30, 2023. Net of non-cash working capital changes, the cash flow provided by operating activities was $2,885 million for the nine months ended September 30, 2024 compared to $1,581 million for the nine months ended September 30, 2023, primarily attributable to the cash generated by our advanced energy storage operation and our residential mortgage insurer in Canada.
Cash flow provided by (used in) financing activities
Total cash flow used in financing activities was $457 million for the nine months ended September 30, 2024, compared to total cash flow used in financing activities of $695 million for the nine months ended September 30, 2023. During the nine months ended September 30, 2024, our financing activities included distributions and capital paid to others who have interests in operating subsidiaries of $562 million, primarily using proceeds from the sale of our road fuels operation and our investments in public securities, combined with dividend distributions from our residential mortgage insurer. Financing activities also included repayments of non-recourse borrowings of $111 million at our advanced energy storage operation, which was partially offset by net proceeds from corporate borrowings of $545 million related to recent acquisitions.
Cash flow provided by (used in) investing activities
Total cash flow used in investing activities was $1,975 million for the nine months ended September 30, 2024, compared to total cash flow used in investing activities of $883 million for the nine months ended September 30, 2023. Cash flows used in investing activities were driven by capital expenditures for property, plant and equipment and intangible assets of $1,924 million primarily at our offshore oil services operation, which is contractually reimbursed by our customer, and our advanced energy storage operation. This was partially offset by proceeds received from the disposition of our road fuels operation and our Canadian aggregates production operation.
Off-Balance Sheet Arrangements
In the normal course of operations, our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at September 30, 2024, the total outstanding amount was approximately $2.1 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the consolidated financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the consolidated financial statements.
Our construction operation and other operations may be called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations.
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In the normal course of operations, our operating subsidiaries will execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain construction projects in the Middle East region that have been in place for several years. Under these indemnity agreements, Brookfield has agreed to indemnify us or refund us, as appropriate, for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. In our construction operation, this may include litigation and claims from clients or subcontractors, in addition to our associated counterclaims. Our dealer software and technology services operation has become subject to several class action lawsuits in connection with the cybersecurity incident and the operation may be subject to further lawsuits, claims, inquiries or investigations. We believe that the legal proceedings are without merit and intend to vigorously contest them. On an ongoing basis, we assess the potential impact of these events. Aside from the costs to defend against these claims, the potential loss amount from these claims cannot be measured and is not probable at this time.
Contractual Obligations
An integral part of the partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit the partnership’s investment mandate. In the normal course of business, the partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our undiscounted contractual obligations as at September 30, 2024:

	Payments as at September 30, 2024
(US$ MILLIONS)	Total	< 1 Year	1-2 Years	3-5 Years	5+ Years
Borrowings	$42,247	$2,172	$3,916	$25,069	$11,090
Lease liabilities	1,316	185	222	356	553
Interest expense	12,645	2,513	2,369	5,104	2,659
Decommissioning liabilities	749	9	5	16	719
Pension obligations	404	34	35	106	229
Commitments for capital expenditure (1)	997	862	109	26	—
Total	$58,358	$5,775	$6,656	$30,677	$15,250
____________________________________
(1)Includes approximately $920 million of contractual commitments in the form of shipbuilding contracts at our offshore oil services. The capital expenditures relate to a customer contract and will be funded by proceeds to be contractually received from the customer.
Financial instruments - foreign currency hedging strategy
To the extent that we believe it is economical to do so, our strategy is to hedge all or a portion of our equity investments and/or cash flows exposed to foreign currencies by the partnership. The partnership’s foreign currency hedging policy includes leveraging any natural hedges that may exist within our operations, utilizing local currency debt financing to the extent possible and utilizing derivative contracts to minimize any residual exposures to the extent natural hedges are insufficient.
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The following table presents a summary as at September 30, 2024 of our Unitholder equity positions by functional currency and our derivative contract net investment hedges:

	Net Unitholder Equity by Functional Currency
(US$ MILLIONS)	CAD	AUD	BRL	GBP	EUR	INR	Other
Net Equity	$1,464	$667	$657	$52	$1,746	$183	$1,014
FX Contracts – US$	(588)	(204)	(370)	—	(51)	(46)	—
As at September 30, 2024, approximately 22% of our Unitholder equity with foreign currency exposure was hedged using derivative contracts.
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 17 of the unaudited interim condensed consolidated financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
For further reference on accounting policies, critical judgments and estimates, see our material accounting policy information contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021.
Global minimum top-up tax
The partnership operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. The partnership has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the nine months ended September 30, 2024. The global minimum top-up tax is not anticipated to have a material impact on the financial position of the partnership.
Inflation Reduction Act of 2022
On August 16, 2022, the IRA was enacted in the United States, providing multiple incentives for domestic energy production and manufacturing. In December 2023, the United States Department of the Treasury issued proposed regulations, which were subsequently finalized in October 2024, that provided guidance in determining eligibility to claim IRA Credits. The IRA Credits are available for qualifying activities from 2023 to 2032, subject to phase out beginning in 2030.
Our advanced energy storage operation is entitled to claim IRA Credits over the availability period as determined under the IRA. For qualified business activities for the period between October 1, 2022 and September 30, 2023, the IRA Credit is a carryforward to offset future taxes and accounted for under IAS 12. During the three and nine months ended September 30, 2024, the partnership recorded $433 million and $610 million, respectively, as deferred tax recovery in the unaudited interim condensed consolidated statements of operating results and related deferred tax assets in the unaudited interim condensed consolidated statements of financial position.
For qualified business activities in our advanced energy storage operation beginning in its fiscal year 2024 subsequent to October 1, 2023, IRA Credits are eligible to be refundable or transferable, and therefore the benefits are accounted for in accordance with IAS 20.
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IAS 20 permits a policy choice to record benefits of a similar nature as income or an offset to a related expense. The partnership has elected to record these benefits as a reduction to direct operating costs in its unaudited interim condensed consolidated statements of operating results, with a corresponding receivable in accounts and other receivable, net in its unaudited interim condensed consolidated statements of financial position. During the three and nine months ended September 30, 2024, the partnership recorded a cumulative benefit of $1,069 million.
Controls and procedures
No change in our internal control over financial reporting occurred during the three and nine months ended September 30, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
New Accounting Policies Adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2024.
(i)Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The partnership adopted these amendments on January 1, 2024 and the adoption did not have a material impact on the partnership’s unaudited interim condensed consolidated financial statements.
Future changes in accounting policies
There are currently no other future changes to IFRS with expected material impacts on the partnership.
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Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT SEPTEMBER 30, 2024 AND DECEMBER 31, 2023 AND FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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